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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of November, 2003
                        -------------------------------


                      Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)


                                Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F   X    Form 40-F
                              -------          -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes         No     X
                            --------    ---------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)
                                                 ------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Perusahaan Perseroan P.T. Indonesian
                                            Satellite Corporation

Date: November 12, 2003                     By: /s/ Widya Pumama
                                               -----------------------------
                                               Name : Widya Pumama
                                               Title: President Director

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               This Shareholders Circular is dated 13 October 2003

              THIS SHAREHOLDERS CIRCULAR IS IMPORTANT AND REQUIRES
                            YOUR IMMEDIATE ATTENTION

If you have any difficulties in understanding the information provided in this Shareholders Circular or if you are in any doubt as to the decision you should make, you should consult your stockbroker, investment manager, public accountant, legal counsel, or other professional advisors.

                                 [LOGO] INDOSAT

                    PT. INDONESIAN SATELLITE CORPORATION Tbk

THIS SHAREHOLDERS CIRCULAR RELATES TO THE PROPOSED LEGAL MERGER (THE "MERGER") OF PT. SATELIT PALAPA INDONESIA ("SATELINDO"), PT. INDOSAT MULTI MEDIA MOBILE ("IM3") AND PT. BIMAGRAHA TELEKOMINDO ("BIMAGRAHA") AND PT. INDONESIAN SATELLITE CORPORATION Tbk ("INDOSAT"), PURSUANT TO WHICH INDOSAT WILL BE THE SURVIVING COMPANY. THE MERGER WILL BE CONDUCTED IN ACCORDANCE WITH THE LAWS OF THE REPUBLIC OF INDONESIA.

The Boards of Directors of Indosat, Satelindo, IM3 and Bimagraha (the "Merging Companies") in approving the Merger have given consideration to the interests of the Merging Companies, their creditors, the general public and fair business competition and have had regard to ensuring that all rights of public shareholders of Indosat and the employees of the Merging Companies shall be maintained. The Merger was approved by the Board of Commissioners of Indosat on October 3, 2003.

An announcement of the Extraordinary General Meeting of Shareholders ("EGM") was published on October 13, 2003 in 2 (two) Indonesian language newspapers, Media Indonesia and Investor Indonesia, and in 1 (one) English language newspaper, The Jakarta Post.

If you are unable to attend the EGM, you are requested to fill in the form of power of attorney in accordance with the instructions provided therein and return it to the Bank of New York at the address stated on the proxy form. The Bank of New York should receive your completed original power of attorney no later than 4:00 p.m. on November 5, 2003.

                  Extraordinary General Meeting of Shareholders

                                 Date and Time:
             November 11, 2003, at 02:00 p.m. (Local Time - Jakarta)

                                     Venue:
                          Assembly Hall, Plaza Bapindo
                  Jl. Jend. Sudirman Kav. 54-55, Jakarta 12190

                               GENERAL INFORMATION

On October 3, 2003 the Board of Commissioners of Indosat approved the Merger, as described in the Merger Plan (the "Merger Plan") which is included in this Shareholders Circular. The Merger Plan has been prepared in accordance with the laws of the Republic of Indonesia and specifically the provisions of:

1.   Law No. 1 of 1995 on Limited Liability Companies;

2. Government regulation No. 27 of 1998 on Mergers, Consolidations and Acquisitions of Limited Liability Companies (PP 27/1998); and

3. Decree of the Chairman of the Capital Market Supervisory Board ("BAPEPAM") No. Kep-52/PM/1997 on Mergers or Consolidations of Public Companies or Issuers.

A document, in substantially the same form as the Merger Plan, was filed with BAPEPAM on October 6, 2003 and has been, or will be, forwarded to the shareholders and creditors of the Merging Companies from whom consent to the Merger has been, or will be, sought.

Based upon Article 25.1.a of Indosat's Articles of Association, the approval of the Merger requires the attendance of Indosat's shareholders who hold not less than 3/4 (three-fourth) of the total number of shares with legal voting rights at the EGM. Based upon Article 25.1.a of Indosat's Articles of Association, the approval of the Merger further requires the affirmative vote of not less than 3/4 (three-fourth) of the shareholders and/or their attorneys who attend the EGM in person or by way of authorised representative or proxy. If the EGM does not result in the affirmative vote of 3/4 (three-fourth) of attendees at the EGM, then the erger will be deemed rejected.

   All information contained in this Shareholders Circular should be carefully reviewed.

                                   MERGER PLAN

                                TABLE OF CONTENTS


                                                                            PAGE

GLOSSARY

I.   INTRODUCTION                                                             1

II.  REASONS FOR AND BACKGROUND TO THE MERGER                                 3

III. OBJECTIVES, BENEFITS AND RISKS OF THE MERGER                             4

IV.  INFORMATION REGARDING THE MERGING COMPANIES                              5

     1. INFORMATION REGARDING PT. INDONESIAN SATELLITE CORPORATION TBK.       5

        a.  Brief History of Indosat

        b.  Business Activities, Facilities and Infrastructure of
            Indosat

        c. Capital, Shareholders and Composition of Board of Directors and Board of Commissioners of Indosat

        d.  Summary of Important Financial Data (Consolidated) of
            Indosat

     2. INFORMATION REGARDING PT. SATELIT PALAPA INDONESIA                    11

        a. Brief History of Satelindo

        b.  Business Activities, Facilities and Infrastructure of
            Satelindo

        c. Capital, Shareholders and Composition of Board of Directors and Board of Commissioners of Satelindo

        d.  Summary of Important Financial Data of Satelindo

     3. INFORMATION REGARDING PT. INDOSAT MULTI MEDIA MOBILE                  16

        a.  Brief History of IM3

        b.  Business Activities, Facilities and Infrastructure of IM3

        c. Capital, Shareholders and Composition of Board of Directors and Board of Commissioners of IM3

                                                                            PAGE
            d. Summary of Important Financial Data of IM3

       4.   INFORMATION REGARDING PT. BIMAGRAHA TELEKOMINDO                   19

            a. Brief History of Bimagraha

            b.  Business Activities, Facilities and Infrastructure of
                Bimagraha

            c. Capital, Shareholders and Composition of Board of Directors and Board of Commissioners of Bimagraha

            d.  Summary of Important Financial Data of Bimagraha

V.     INFORMATION REGARDING THE SURVIVING COMPANY                            22

VI.    PRO FORMA CONSOLIDATED FINANCIAL STATEMENT OF INDOSAT AND
       THE MERGED COMPANIES                                                   24

VII.   STRUCTURE OF CAPITAL AND SHAREHOLDERS OF THE SURVIVING COMPANY         26

VIII.  COMPOSITION OF BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS OF
       THE SURVIVING COMPANY                                                  26

IX.    SHARES CONVERSION PROCEDURES                                           27

X.     MERGER PROCEDURES                                                      27

XI.    PROCEDURES FOR SETTLEMENT OF STATUS OF EMPLOYEES                       28

XII.   SETTLEMENT OF RIGHTS AND OBLIGATIONS TO THIRD PARTIES                  28

XIII.  RIGHTS OF SHAREHOLDERS NOT APPROVING THE MERGER                        29

XIV.   ESTIMATED SCHEDULE FOR THE IMPLEMENTATION OF THE MERGER                30

XV.    ACTIONS WHICH WILL BE TAKEN BY SHAREHOLDERS                            32

XVI.   SUPPORTING INSTITUTIONS AND PROFESSIONS                                32

XVII.  ACCEPTANCE OF THE TRANSFER OF ALL RIGHTS AND OBLIGATIONS UPON
       THE MERGER                                                             33

XVIII. ADDITIONAL INFORMATION                                                 34

                                                                            PAGE
ATTACHMENTS
-----------

ATTACHMENT 1    :   ANALYSIS OF BOARD OF DIRECTORS ON MERGER                  35

ATTACHMENT 2    :   OPINION OF PT. AAJ BATAVIA FINANCIAL CONSULTANT           39

ATTACHMENT 3    :   OPINION OF MAKARIM & TAIRA S. LEGAL CONSULTANT            43

ATTACHMENT 4    :   PROFORMA CONSOLIDATED FINANCIAL STATEMENT OF
                    PT. INDONESIAN SATELLITE                                  67
                    CORPORATION TBK.

ATTACHMENT 5    :   DRAFT DEED OF MERGER                                      80

FORM OF PROXY

                                    GLOSSARY

ADS:                         American Depository Shares.

BAPEPAM:                     The Capital Market Supervisory Board.

Bimagraha:                   PT Bimagraha Telekomindo.

DCS:                         Digital Cellular System.

DJPT:                        Directorate General of Post and Telecommunications.

Effective Date:              The effective date of the Merger.

GSM:                         Global System for Mobile Communications.

IDD:                         International Direct Dialing.

IM3:                         PT Indosat Multi Media Mobile.

Indosat:                     PT Indonesian Satellite Corporation Tbk.

Licence: Operating licence, unless specifically stated as principle licence.

Lintasarta:                  PT Aplikanusa Lintasarta.

Merged Companies:            Satelindo, IM3 and Bimagraha.

Merger: The merger of Satelindo, IM3 and Bimagraha into Indosat to implement the proposed business transformation of Indosat.

Merging Companies:           Indosat, Satelindo, IM3 and Bimagraha.

MIDI:                        Multimedia Interactive Data Communications and
                             Internet.

NAP:                         Network Access Point.

PP27/1998:                   Government Regulation No. 27 of 1998 on Mergers,
                             Consolidations and Acquisitions of Limited
                             Liability Companies.

Satelindo:                   PT Satelit Palapa Indonesia.

Statement of Effectiveness:  The statement from BAPEPAM of completeness of documents.

Surviving Company:           Indosat.

US GAAP:                     United States Generally Accepted Accounting
                             Principles.

UUPT:                        Law No. 1 of 1995 on Limited Liability Companies.

VOIP:                        Voice over Internet Protocol.

                                   MERGER PLAN

I.   INTRODUCTION

     PT. Indonesian Satellite Corporation Tbk. ("Indosat"), PT. Satelit Palapa Indonesia ("Satelindo"), PT. Indosat Multi Media Mobile ("IM3") and PT. Bimagraha Telekomindo ("Bimagraha") intend to merge their respective businesses (the "Merger") pursuant to the procedures established by the law of the Republic of Indonesia. After the Merger is completed, Indosat will be the surviving company (the "Surviving Company"). Satelindo, IM3 and Bimagraha (the "Merged Companies") are subsidiaries of Indosat and together with Indosat will hereinafter be referred to as the "Merging Companies".

     The Board of Directors of each of the Merging Companies after obtaining the approval of each Board of Commissioners of the Merger Plan Proposal, have prepared this Merger Plan in order to comply with the provisions in:

     1.   Law No. 1 of 1995 on Limited Liability Companies ("UUPT");
     2. Government Regulation No. 27 of 1998 on Mergers, Consolidations and Acquisitions of Limited Liability Companies ("PP 27/1998"); and
     3. Decree of the Chairman of the Capital Market Supervisory Board ("BAPEPAM") No. Kep-52/PM/1997 on Mergers or Consolidations of Public Companies or Issuers.

     The Merger will be accounted for using the pooling of interest method in accordance with the Indonesian Statement of Financial Accounting Standard
     (PSAK) No. 38 on Accounting for Restructuring Transaction of Entities Under Common Control and Attachment D of SFAS No. 141 on Business Combination (because Indosat, Satelindo, IM3 and Bimagraha are under the same control), as well as in accordance with Indonesian laws and regulations, including provisions on taxation and capital markets (because Indosat is a public company whose shares are listed on the Jakarta Stock Exchange, Surabaya Stock Exchange and its American Depository Shares ("ADS") are listed on the New York Stock Exchange, United States of America).

     The Merger will be conducted using the financial statements of Indosat, Satelindo, IM3 and Bimagraha which have been audited by independent accounting firms covering the last 3 (three) financial years for Indosat, Satelindo and Bimagraha, the last 2 (two) financial years for IM3, and including the five month period ended on 31 May 2003. Summaries of important financial data of Indosat, Satelindo, IM3 and Bimagraha in accordance with such financial statements can be seen in Section IV of this Merger Plan, and the full version of such financial statements are made available for examination by the shareholders of Indosat at the head office of Indosat, Jalan Medan Merdeka Barat No. 21, Jakarta 10110 since 13 October 2003, during the business hours of Indosat, until the convening of the Extraordinary General Meeting of Shareholders of Indosat on 11 November 2003.

     In accordance with the provision of Article 107 of the UUPT, as a result of the Merger, Satelindo, IM3 and Bimagraha as the Merged Companies will be dissolved by the operation of law without prior liquidation, and all business activities and operations, rights and obligations, assets and liabilities of Satelindo, IM3 and Bimagraha as well as permanent employees of Satelindo and IM3 will be transferred to Indosat as the Surviving Company.

     There is no conflict of interest with respect to the Merger between each of the Merging Companies and their respective Board of Directors as provided in Article 35(2) of PP 27/1998, or conflict of interest with respect to the Merger as provided in Rule IX.G.1 Article 5(d) of BAPEPAM Decree No. Kep-52/PM/1997 in conjunction with Rule IX.E.1 BAPEPAM Decree No. Kep-32/PM/2000.

     The Merger will be conducted without any amendments to the Articles of Association of Indosat being made, as is allowed under Article 14 (3) of PP 27/1998.

     In accordance with the prevailing laws and regulations of the Republic of Indonesia, the Merger will become effective ("Effective Date") after the following requirements have been fulfilled:

     1. The Statement of Completeness of Documents ("Statement of Effectiveness") from BAPEPAM regarding the Merger Registration Statement submitted by Indosat has been obtained;
     2. The approvals of the Extraordinary General Meetings of Shareholders of Indosat, Satelindo, IM3 and Bimagraha where meetings are validly held if attended by at least /3/4/ (three quarters) of the total number of shares with valid voting rights and the approval of at least /3/4/ (three quarters) of the total votes have been obtained;
     3. The approval of the Capital Investment Coordinating Board, in relation to the status of the Merging Companies as a company which obtains capital investment facilities, has been obtained;
     4. The objections of creditors, if any, have been settled in accordance with prevailing laws and regulations of the Republic of Indonesia;
     5. The approval of the Directorate General of Tax in accordance with Decree of the Minister of Finance of the Republic of Indonesia No. 422/KMK.04/1998 has been obtained; and
     6.   The Merger Deed has been duly executed.

     This Merger Plan has been jointly prepared by the Boards of Directors of the Merging Companies after an analysis of the properness of the Merger among the Merging Companies was conducted. Based on the results of this analysis, the Boards of Directors of the Merging Companies proposed the Merger Plan to each of the Boards of Commissioners of the Merging Companies. The issues considered by the Boards of Directors of the Merging Companies in relation to the composition of this Merger Plan were as follows:

     1. The business condition and business results of the Merging Companies with due regard to the audited financial statements for the last 3 (three) years for Indosat, Satelindo and Bimagraha and the last 2
          (two) years for IM3, and the interim financial statements of Indosat, Satelindo, Bimagraha and IM3 for the five month period ended 31 May 2003.
     2. The conformity of the Merger to the prevailing Statement of Financial Accounting Standards, Indonesian laws and regulations, relevant taxation provisions and capital market regulations.
     3. The rights and obligations of third parties in contractual relationships with the Merging Companies.
     4.   The rights of shareholders who may oppose the Merger being completed.
     5. The organizational structure and human resources capabilities of Indosat after the Merger has been completed.
     6. Management's analysis of Indosat's condition after the Merger has been completed.

     The analysis of the Merger conducted by the Boards of Directors of the Merging Companies is attached to this Merger Plan as "Attachment 1", the Opinion of an Independent Consultant which states that this Merger is proper and normal is attached to this Merger Plan as "Attachment 2". Both Attachment 1 and Attachment 2 are an integral and inseparable part of this Merger Plan.

II.  REASONS FOR AND BACKGROUND TO THE MERGER

     Following the Government's deregulation of the telecommunications sector in Indonesia including the enactment of Telecommunications Law No. 36 of 1999, the telecommunications industry has grown rapidly. This growth has seen an increased openness in market competition and a greater variety of telecommunications options available to customers. The level of the density or penetration of fixed-line telephone calls in Indonesia was a major reason why the Government liberalised the telecommunications sector with telephone density in Indonesia estimated at 3.7% (or less than 4 telephone line units (sst) for every 100 citizens), which is far lower than Singapore (47.1%), Japan (59.7%) and the United States of America (66.5%). Indonesia's telephone density is currently the lowest among ASEAN countries.

     As a result of the opening up of the telecommunications industry and corresponding greater opportunities for private sector investment, wider foreign capital participation and more open and dynamic market competition telecommunications companies in Indonesia need to increase the quality of their telecommunications services.

     Competition in the cellular business which has been facilitated by the Government, has also increased competition in the wider telecommunications industry. In 10 years, the number of cellular customers has reached more than 10 million customers, exceeding the approximately 7.7 million fixed-line telephone customers. This comparison suggests that the number of cellular phone customers will rapidly increase in the future.

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     The above reasons show the importance of efficiency, productivity and quality of telecommunications networks and/or service provider companies in gaining a wider telecommunications market share.

     As a result, the Merging Companies must increase efficiency, productivity and quality of their products in order to gain market share. The facilities and products owned and offered by Indosat, Satelindo and IM3 support and complement each other towards this goal.

     Indosat is the major international telecommunications services provider in Indonesia and MIDI (Multimedia Interactive Data Communications and Internet) services provider. Meanwhile Satelindo, with 57.5% of its shares owned by Indosat directly and 42.5% indirectly through Bimagraha, and IM3, with 100% of its shares owned by Indosat, are both cellular telecommunications services providers. Satelindo's cellular phone services are based on GSM 900 and 1800 technology, while IM3 is based on GSM 1800 technology. Besides being a cellular telecommunications provider, Satelindo also provides international telecommunications services and facilities. Bimagraha, whose shares are 100% owned by Indosat and which owns 42.5% of Satelindo's shares, is a non-operational company. Accordingly, Indosat has decided to include Bimagraha as one of the Merging Companies.

     The above description shows that if Indosat conducts a business transformation through the Merger of the Merging Companies, it will create synergies and develop a commercial strategy focused on network and marketing integration. The Merger will also optimise the financial structure of Indosat and increase efficiency, especially in network capital and operational expenses.

     In addition, each of the Boards of Directors of the Merging Companies specifically sees many benefits which can be obtained from this Merger, as described in the Section entitled "Objectives, Benefits and Risks of the Merger" below.

     The positive factors described above are the reasons why and background to the Boards of Directors of the Merging Companies recommending the Merger.

III. OBJECTIVES, BENEFITS AND RISKS OF THE MERGER

     The strategic objective of Indosat is to become a cellular/wireless focused, fully integrated telecommunications network and service provider in Indonesia. In order to achieve this, Indosat is undergoing a transformation program which amongst other things contemplates the merger of Satelindo, IM3 and Bimagraha into Indosat.

     By consolidating the different business units within Indosat upon the completion of the Merger, Indosat will pursue the following primary objectives:

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     .    Realign strategy and consolidate resources to focus on the fast growing, high margin cellular business and positioning of Satelindo and IM3.
     . Realign strategy on traditional international direct dialing (IDD) and voice over internet protocol (VOIP) of Indosat and Satelindo taking into account current changes in the market and technology.

     Pursuant to the above objectives, upon the completion of the Merger Indosat can expect to achieve the following benefits:

     . Realise capital expenditure savings and improve network efficiency by joint planning and development of capital expenditure.
     . Realise operational expense savings in maintenance, marketing, procurement and administration.
     . Increase flexibility of financing structures and ability to do new financing.
     .    Decrease in currency and interest rate risk.
     .    Leverage Indosat cash flows for more attractive financing terms.
     . Develop a strong organisation with the optimal combination of human resource skills from across Indosat.

     The Board of Directors of each of the Merging Companies is aware of the risks that the objectives and benefits of the Merger as described above may not be achieved and that successful integration of the Merging Companies may not be possible. The Board of Directors recognises that this Merger Plan contains forward looking statements and projections. There are risks that such forward looking statements and projections will not be achieved.

IV.  INFORMATION REGARDING THE MERGING COMPANIES

     1.   Information Regarding Indosat

     a.   Brief History of Indosat

          Indosat's shares are listed on the Jakarta Stock Exchange, the Surabaya Stock Exchange and its ADS are listed on the New York Stock Exchange. Indosat was established based on a Deed of Establishment, dated 10 November 1967 No. 55 which was drawn up before Mohammad Said Tadjoedin, S.H., Notary in Jakarta. The Deed of Establishment was approved by the Minister of Justice of the Republic of Indonesia by Decree No. JA.5/88/24 dated 20 November 1967 and was registered with the District Court of Jakarta under No. 2037 and was published in the State Gazette of the Republic of Indonesia No. 26, dated 29 March 1968, Supplement No. 24. The Articles of Association of Indosat have been amended several times, the latest being by Deed No. 6, dated 8 January 2003, which was drawn up before Rini Yulianti, S.H., the substitute notary of Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, regarding the change of status of Indosat to become a Foreign Capital

          Investment company as well as approving the amendments to Articles 1, 2 and 3. This amendment was approved by the Minister of Justice and Human Rights of the Republic of Indonesia by Decree No. C-06145.HT.01.04.TH.2003 dated 21 March 2003, and registered with the Ministry of Industry and Trade under No. TDP 09.05.1.64.36088 dated 21 August 2003 under No. 09.05.1.64.36088.

     b.   Business Activities, Facilities and Infrastructure of Indosat

          According to Article 3 of its Articles of Association, Indosat's objective is to provide network and/or telecommunications services and information.

          Indosat, through the operations of its major subsidiaries (Satelindo and IM3), is currently the second largest Indonesian mobile cellular services operator and the primary provider of international telecommunications services in Indonesia. Indosat also provides MIDI services to national and international customers. For the year ended December 31, 2001, revenues from IDD provided the highest revenue to the business, consistent with previous years. Indosat has also continued to focus more heavily on its cellular business. In 2002, cellular contributed the greatest amount to total revenues, contributing 48.3%. In 2002 IDD, MIDI, and other services contributed 31.6%, 18.7% and 1.4% respectively.

          Indosat's principal services are:

          .    Cellular services
               Indosat provides GSM 900 and 1800 cellular services through Satelindo and GSM 1800 services through IM3. Indosat recorded consolidated cellular services revenues of Rp. 3,271.7 billion in 2002.

          .    International calls
               Indosat provides IDD and other international call services through Indosat and Satelindo. Indosat's consolidated international long distance revenues in 2002 were Rp. 2,137.9 billion.

          .    MIDI
               Indosat provides MIDI services through Indosat, Satelindo and PT Aplikanusa Lintasarta ("Lintasarta"), Indosat's consolidated MIDI revenues in 2002 were Rp. 1,263.0 billion.

          Prior to 2002, Indosat's primary business was providing international call services, which contributed approximately 73% in 2000 and 42% in 2001 of Indosat's revenues. Following changes in the Indonesian telecommunications regulatory structure in 1999, Indosat began implementing a strategy intended to transform Indosat from an IDD service provider into a leading cellular/wireless-focused, fully integrated telecommunications network and service provider in Indonesia. In May 2001, Indosat acquired an additional 67.5% equity interest in Satelindo, increasing

     Indosat's total interest in Satelindo to 75% and Indosat became the second largest provider of cellular services in Indonesia. Satelindo also provides satellite services and international call services, which complement and enhance IDD and MIDI services provided by Indosat. In May 2001, Indosat also acquired an additional 37.2% interest (on a diluted basis) in Lintasarta, a leading Indonesian data services provider, giving Indosat an effective interest of 69.5%. In 2001, Indosat also established IM3 as a subsidiary of Indosat to provide GSM 1800 cellular services.

     In June 2002, Indosat acquired the remaining 25% of Satelindo from DeTe Asia. Indosat now owns, directly and indirectly, 100% of the shares of Satelindo consolidating Indosat's position as a cellular-focused, fully-integrated telecommunications network and service provider in Indonesia. Indosat expects that cellular revenues will account for an increasing percentage of total revenues in 2003 and that IDD revenues will decrease as a percentage of total revenues.

     Indosat has obtained the following major licences from the Minister of Tourism, Post and Telecommunications (pre-1999) and the Minister of Communications (post-1999):

     . Providing Non-Basic Telecommunications Services, through Decree No. KM.63/PT.102/MPPT-96 dated 7 August 1996.
     . Providing Exclusive ICO Global Telecommunications Services, through Decree No. KM.84/PB/103/MPPT-96 dated 2 October 1996.
     . Utilization of 001 Access Code, through letter No. PT.003/4/16PHB dated 22 October 2001.
     . Providing International Fixed Line Network, through Decree No. KP.239 of 2002 dated 12 August 2002.
     . Providing Closed Fixed Line Network, through Decree No. KP.240 of 2002 dated 12 August 2002.
     . Providing Basic Telephony Services through Satellite Mobile Network, through Decree No. KP. 241 of 2002 dated 12 August 2002.
     . Providing Local Fixed Line Network, through Decree No. KP.130 of 2003 dated 17 April 2003.
     . Principle licence for providing Long Distance Call Network, through letter No. PT.003/6/10 Phb-2000 dated 7 September 2000.

     On 26 April 2002, the Directorate General of Post and Telecommunications ("DJPT") granted an operating licence to provide internet telephony pursuant to letter No. 823/Dirjen/2002.

c. Capital, Shareholders and Composition of the Board of Directors and the Board of Commissioners of Indosat

     At the time of its establishment, the composition of the capital and shareholders of Indosat was as follows:

     Authorised Capital    : Rp. 20,000,000
     Issued Capital        : Rp. 20,000,000
     Paid-up Capital       : Rp. 2,000,000

     The Authorised Capital of Indosat was divided into 200 shares with a nominal value of Rp. 100,000 per share.

     The composition of the shareholders of Indosat at the time of its establishment was as follows:

     ----------------------------------------------------------------------------------------
                                                                          Number of
       No.             Shareholders                   Rupiah Value         Shares         %
     ----------------------------------------------------------------------------------------
      1.    American Cable & Radio Corporation          1,900,000           199         99.5
     ----------------------------------------------------------------------------------------
      2.    Wayne Tim Maglio                              100,000             1          0.5
     ----------------------------------------------------------------------------------------
                        Total                           2,000,000           200          100
     ----------------------------------------------------------------------------------------

     After establishment, the composition of the capital and shareholders of Indosat have changed several times. The latest composition of capital based on Deed No. 131 dated 18 April 1996 drawn up before Sutjipto, S.H., Notary in Jakarta and approved by the Minister of Justice and Human Rights of the Republic of Indonesia under decree No. C2-7979 HT.01.04.Th.96 dated 10 July 1996, and affirmed by Deed No. 42 dated 27 December 2002 drawn up before Rini Yulianti, S.H., substitute notary to Poerbaningsih Adi Warsito, S.H., Notary in Jakarta is as follows:

     Authorised Capital   : Rp. 2,000,000,000,000
     Issued Capital       : Rp. 517,750,000,000
     Paid-up Capital      : Rp. 517,750,000,000

     The Authorised Capital was divided into 4,000,000,000 shares consisting of 1 A series share and 3,999,999,999 B series shares, each with nominal value of Rp. 500 per share.

     Based on the list of shareholders issued by PT. Electronic Data Interchange Indonesia dated 29 August 2003, the composition of shareholders of Indosat is as follows:

     ----------------------------------------------------------------------------------------------------
                                                                     Number of Shares
                                                                ----------------------------      %
      No.           Shareholders                 Rupiah Value     A Series     B Series
     ----------------------------------------------------------------------------------------------------
      1.    The Republic of Indonesia           77,662,500,000       1        155,324,999       15.00
     ----------------------------------------------------------------------------------------------------
      2.    Indonesia Communications           217,125,000,000                434,250,000       41.94
            Limited
     ----------------------------------------------------------------------------------------------------
      3.    Public                             222,962,500,000                445,925,000       43.06
     ----------------------------------------------------------------------------------------------------
                    Total                      517,750,000,000       1      1,035,499,999       100
     ----------------------------------------------------------------------------------------------------

     The composition of the Board of Commissioners and Board of Directors of Indosat based on the Resolution of the Annual General Meeting of Shareholders dated 26 June 2003 as set forth in Deed No. 34 dated 16 July 2003 drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, is as follows:

     Board of Directors:

     President Director                     :  Widya Purnama
     Deputy President Director              :  Ng Eng Ho
     Director of Cellular Marketing         :  Hasnul Suhaimi
     Director of Finance                    :  Nicholas Tan Kok Peng
     Director of Business Development       :  Wityasmoro Sih Handayanto
     Director of Fixed Telecommunication
     and MIDI                               :  Wahyu Wijayadi
     Director of Corporate Services         :  Sutrisman

     Board of Commissioners:

     President Commissioner                 :  Peter Seah Lim Huat
     Commissioner                           :  Lee Theng Kiat
     Commissioner                           :  Sio Tat Hiang
     Commissioner                           :  Sum Soon Lim
     Commissioner                           :  Roes Aryawidjaya
     Commissioner                           :  Umar Rusdi
     Independent Commissioner               :  Achmad Rivai
     Independent Commissioner               :  Soebagijo Soemodihardjo
     Independent Commissioner               :  Lim Ah Doo

d.   Summary of Important Financial Data (Consolidated) of Indosat

     The following is the summary of Important Financial Data of Indosat and its subsidiaries (on a consolidated basis) for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002, 2001 and 2000. This information should be read in its entirety with reference to the consolidated financial statements of Indosat and its subsidiaries including the notes provided in the consolidated financial statements. The consolidated financial statements of Indosat and its subsidiaries for the five month period ended on 31 May 2003 and the year ended on 31 December 2002 and 2001 was audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja, while the consolidated statements for the year ended on 31 December 2000 was audited by the Public Accounting Firm of Siddharta Siddharta & Harsono, all have been issued with unqualified opinions.

     CONSOLIDATED BALANCE SHEETS (in million rupiah)

     ------------------------------------------------------------------------------------------------------
                                                                             31 December
                  Description                   31 May      -----------------------------------------------
                                                 2003            2002            2001            2000
     ------------------------------------------------------------------------------------------------------
     ASSET
     Cash and cash equivalents                   2,501,718       2,831,760       4,637,796       2,405,148
     Short-term investments                        186,116          67,625               -               -
     Account receivables                         1,366,639       1,330,428       3,819,811       1,017,240
     Inventories                                    83,588          72,275          69,158               -
     Other current assets                          753,116         838,052         308,689         109,013
     Due from related parties                       32,366          40,429          47,499          29,544
     Fixed assets - net                         12,392,624      11,759,256       9,468,907       1,524,425
     Goodwill-net                                4,001,474       3,711,914       2,410,080           2,888
     Other non-current assets                    1,240,689       1,350,726       1,586,760       2,226,226
     ------------------------------------------------------------------------------------------------------
     Total assets                               22,558,330      22,002,465      22,348,700       7,314,484
     ------------------------------------------------------------------------------------------------------

     LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities                         2,825,918       3,182,452       5,511,577         769,809
     Non-current liabilities                     8,629,022       8,079,169       5,858,457       3,093,373
     Minority interest                             136,969         137,442         238,963          92,393

     Capital stock                                 517,750         517,750         517,750         517,750
     Premium on capital stock                      673,075         673,075         673,075         673,075
     Difference in value from
     restructuring transactions of entities
     under common control                        4,467,740       4,467,740       4,467,740      (2,509,987)
     Difference in transactions of equity
     changes in associated
     companies/subsidiaries                        284,378         284,285         284,197         581,222
     Difference in foreign currency
     translation                                         -               -               -          12,495
     Retained earnings                           5,023,478       4,660,552       4,905,422       4,084,354
     ------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders'
     equity                                     22,558,330      22,002,465      22,348,700       7,314,484
     ------------------------------------------------------------------------------------------------------

              CONSOLIDATED STATEMENTS OF INCOME (in million rupiah)

          ------------------------------------------------------------------------------------------------------
                                                                                  31 December
                       Description                    31 May     -----------------------------------------------
                                                       2003           2002            2001            2000
          ------------------------------------------------------------------------------------------------------
          Operating revenues                          3,207,972       6,766,982       5,138,136       2,992,244
          Operating expenses                          2,040,512       4,855,145       3,309,332       1,516,935
          Operating income                            1,167,460       1,911,837       1,828,804       1,475,309
          Other income (expenses)                      (307,081)       (640,584)        177,375         794,338
          Equity in net income(loss) of
          associated companies                           (1,646)         72,288         132,268          83,469
          Income before Income Tax                      858,733       1,343,541        ,138,447       2,353,116
          Income tax expenses-net                      (487,480)       (774,361)       (412,193)       (687,748)
          Minority interest in net income of
          subsidiaries                                   (8,327)        (27,065)       (273,459)        (23,243)
          pre-acquisition income                              -        (205,863)              -               -
          ------------------------------------------------------------------------------------------------------
          Net income                                    362,926         336,252       1,452,795       1,642,125
          ------------------------------------------------------------------------------------------------------

           FINANCIAL RATIOS

          ------------------------------------------------------------------------------------------------------
                                                                                  31 December
                       Description                    31 May     -----------------------------------------------
                                                       2003           2002            2001            2000
          --------------------------------------------------------------------------------------------------------
          Net income/total assets (%)                      1.61            1.53            6.50           22.45
          Net income/total equity (%)                      3.31            3.17           13.53           48.89
          Total liabilities/total equity (X)               1.04            1.06            1.06            1.15

2.   Information Regarding Satelindo

a.   Brief History of Satelindo

     Satelindo is domiciled in Jakarta and was established based on Deed of Establishment No. 128, dated 29 January 1993, drawn up before Imas Fatimah, S.H., Notary in Jakarta and was approved by the Minister of Justice of the Republic of Indonesia under Decree No. C2-1623.HT.01.01.TH.93, dated 13 March 1993 which has been registered at the Clerk's Office of the District Court of South Jakarta under No. 245/A.PT/HKM/1993/PN.JAK.SEL No. 376/A.Not/HKM/1993/PN/JAK.SEL and No. 375/A.Not/HKM/1993/PN.JAK. SEL dated 18 April 1993 and was published in State Gazette of the Republic of Indonesia No. 39 dated 14 May 1993, Supplement No. 2132/1993. The Articles of Association of Satelindo has been amended several times, the latest amendment being made by Notarial Deed No. 45 dated 17 September 2002, drawn up before Imas Fatimah, S.H., Notary in Jakarta. This amendment was approved by the Minister of Justice of the Republic of Indonesia under Decree No. C-20254.HT.01.04.TH.2002, dated 18 October 2002.

b.   Business Activities, Facilities and Infrastructure of Satelindo

     According to Article 3 of its Articles of Association, the primary business activity of Satelindo is to provide network and/or telecommunications services including mobile telecommunications network and/or services and multimedia.

     Satelindo provides international telecommunications network, cellular telecommunications services and satellite communications services. Satelindo started commercial operations in October 1994.

     Satelindo has obtained the following licenses from the Minister of
     Communications:

     . Providing Cellular Mobile Network through Decree No. KP.263 of 2003 dated 4 August 2003.

     . Providing Closed Fixed Network, through Decree No. KP.262 of 2003 dated 4 August 2003.

     .    Providing IDD through Decree No. KP.264 of 2003 dated 4 August 2003.

     Satelindo also obtained the frequency band allocation for GSM 900 and GSM 1800, pursuant to letter No. 3332/PT.307/Ditfrek/VII/93 dated 17 July 1993 and letter No. 975/TU/Ditfrek/XII/2000 dated 12 December 2000 respectively.

     On 10 May 2002, the DJPT granted an internet telephony services provider license to Satelindo pursuant to letter No. 79/DIRJEN/2002 to provide VOIP.

     On 6 February 2003, the DJPT also granted an Internet Interconnection Services provider license to Satelindo pursuant to letter No. 03/DIRJEN/2003 to provide internet interconnection services or network access point ("NAP").

     Satelindo has signed interconnection agreements with several local telecommunications operators. It has also signed international telecommunications services agreements and GSM international roaming agreements with foreign operators for cellular operations and IDD. These agreements cover utilization and access to and from the international gateway and/or GSM networks with facilities from other telecommunications operators, tariff determination and profit sharing arrangements.

c. Capital, Shareholders and Composition of the Board of Directors and Board of Commissioners of Satelindo

     At the time of its establishment, the composition of the capital and shareholders of Satelindo was as follows:

      Authorised Capital   : Rp. 500,000,000,000
      Issued Capital       : Rp. 100,000,000,000
      Paid-up Capital      : Rp. 100,000,000,000

     The Authorised Capital of Satelindo was divided into 500,000,000 shares with a nominal value of Rp. 1,000 per share.

     The composition of the shareholders of Satelindo at the time of its establishment was as follows:

     -----------------------------------------------------------------------------------------------
      No.                       Shareholders                       Number of Shares      Percentage
     -----------------------------------------------------------------------------------------------
      1.   Bimagraha                                                  60,000,000             60%
     -----------------------------------------------------------------------------------------------
      2.   Perusahaan Perseroan (Persero) PT. Telekomunikasi          30,000,000             30%
           Indonesia
     -----------------------------------------------------------------------------------------------
      3.   Indosat                                                    10,000,000             10%
     -----------------------------------------------------------------------------------------------
                                 Total                               100,000,000             100%
     -----------------------------------------------------------------------------------------------

     After its establishment, the composition of the capital and shareholders of Satelindo has changed several times. The latest composition of capital is based on Deed of Amendment to the Articles of Association No. 68, dated 31 July 2002, which was drawn up before Imas Fatimah, S.H., Notary in Jakarta, and was reported to the Minister of Justice and Human Rights of the Republic of Indonesia and received as well as recorded by the Department of Justice and Human Rights of the Republic of Indonesia under No. C-15203.HT.01.04.TH.2002, dated 14 August 2002. The composition of capital and shareholders of Satelindo is now as follows:

     Authorised Capital   : Rp. 500,000,000,000
     Issued Capital       : Rp. 141,025,642,000
     Paid-up Capital      : Rp. 141,025,642,000

     The above Authorised Capital was divided into 500,000,000 shares with a nominal value of Rp. 1,000 per share.

     The composition of the shareholders of Satelindo at this time is as follows:

     -------------------------------------------------------------------------------------
      No.        Shareholders          Rupiah Value          Number of Shares         %
     -------------------------------------------------------------------------------------
      1.   Indosat                     81,025,642,000           81,025,642           57.50
     -------------------------------------------------------------------------------------
      2.   Bimagraha                   60,000,000,000           60,000,000           42.50
     -------------------------------------------------------------------------------------
                 Total                141,025,642,000          141,025,642          100.00
     -------------------------------------------------------------------------------------

     The composition of the Board of Commissioners and Board of Directors of Satelindo based on the resolution of shareholders dated 1 July 2003 as stated in Deed No. 8 dated 2 August 2003 drawn up before Lily Harjati Soedewo, S.H., Notary in Jakarta, is as follows:

     Board of Directors:

     President Director                             :  Johnny Swandi Sjam
     Vice President Director 1                      :  Raymond Tan Kim Meng
     Vice President Director 2                      :  Joseph Chan Lam Seng
     Director of Cellular Products & Customer
     Services                                       :  S. Wimbo S. Hardjito
     Director of Information Technology,
     Development Planning & Human Resources         :  Noor SDK Devi
     Director of Cellular Planning & Development    :  Imron Harun
     Director of Satellite and International        :  Djoko Prajitno
     Director of Finance & Administration           :  Atje M. Darjan
     Director of Cellular Operations & Maintenance  :  Sumedi Kirono
     Director of Cellular Marketing & Sales         :  Fadzri Sentosa

     Board of Commissioners:

     President Commissioner                         :  Ng Eng Ho
     Commissioner                                   :  Nicholas Tan Kok Peng
     Commissioner                                   :  Wityasmoro Sih Handayanto
     Commissioner                                   :  Sutrisman
     Commissioner                                   :  Indar Atmanto
     Commissioner                                   :  Dayu P. Rengganis
     Commissioner                                   :  Komalaningsih
     Commissioner                                   :  Dewie Pelitawati

d.   Summary of Important Financial Data of Satelindo

     The following is the summary of Important Financial Data of Satelindo for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002, 2001 and 2000. This information should be read in its entirety with reference to the consolidated financial statements of Satelindo including the notes provided in the consolidated financial statements. The consolidated financial statements of Satelindo for the period ended on 31 May 2003 and the year ended on 31 December 2002 was audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja and the consolidated financial statements for the years ended on 31 December 2001 and 2000 was audited by the Public Accounting Firm of Siddharta Siddharta & Harsono, all of which have been issued with unqualified opinions.

         CONSOLIDATED BALANCE SHEETS (in million rupiah)

         ----------------------------------------------------------------------------------------------------------------
                                                                                          31 December
                          Description                       31 May      -------------------------------------------------
                                                             2003            2002             2001            2000
         ----------------------------------------------------------------------------------------------------------------
         ASSETS
         Cash and cash equivalents                             778,635          795,433       1,031,239          667,926
         Accounts receivables                                  384,678          353,327         357,402          387,838
         Inventories                                            55,857           50,184          40,716           11,483
         Other current assets                                  127,187          163,404          73,505           27,319
         Fixed assets - net                                  6,184,177        5,868,620       4,649,886        4,683,621
         Other non-current assets                              118,517          125,409         453,883           83,802
         ----------------------------------------------------------------------------------------------------------------
         Total assets                                        7,649,051        7,356,377       6,606,631        5,861,989
         ----------------------------------------------------------------------------------------------------------------

         LIABILITIES AND STOCKHOLDERS' EQUITY
         Current liabilities                                 1,878,715        1,718,433       1,416,128        1,122,609
         Non current liabilities                             2,605,341        3,086,838       4,641,347        4,928,156
         Capital stock                                       2,143,583        2,143,583       1,467,082        1,467,082
          Difference in foreign currency translation               343              191              96               73
         Retained earnings (deficit)                         1,021,069          407,332       (918,022)      (1,655,931)
         ----------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity          7,649,051        7,356,377       6,606,631        5,861,989
         ----------------------------------------------------------------------------------------------------------------

         CONSOLIDATED STATEMENTS OF INCOME (in million rupiah)

         ----------------------------------------------------------------------------------------------------------------
                                                                                          31 December
                          Description                       31 May        -----------------------------------------------
                                                             2003            2002             2001             2000
         ----------------------------------------------------------------------------------------------------------------
         Operating revenues                                  2,076,834        4,028,136        3,290,393       2,335,214
         Operating expenses                                  1,300,428        2,637,065        2,077,128       1,734,726
         Operating income                                      776,406        1,391,071        1,213,265         600,488
         Other income (expenses)                               107,828          333,628        (622,852)     (1,557,586)
         Income (loss) before Income Tax                       884,234        1,724,699          590,413       (957,098)
         Income tax expense (benefit) - net                    270,497          399,345        (147,496)        (70,443)
         ----------------------------------------------------------------------------------------------------------------
         Net income (loss)                                     613,737        1,325,354          737,909       (886,655)
         ----------------------------------------------------------------------------------------------------------------

         FINANCIAL RATIOS

         ----------------------------------------------------------------------------------------------------------------
                                                                                          31 December
                          Description                       31 May        -----------------------------------------------
                                                             2003            2002             2001             2000
         ----------------------------------------------------------------------------------------------------------------
         Net income(loss)/total assets (%)                        8.02            18.02            11.17         (15.13)
         Net income/total equity (%)                             19.39            51.95           134.37             N.M
         Total liabilities/total equity (X)                       1.42             1.88            11.03             N.M

3.   Information Regarding IM3

a.   Brief History of IM3

     IM3, having its domicile in Jakarta, was established based on Deed of Establishment No. 43, dated 23 July 2001, drawn up before Rini Yulianti, S.H., substitute notary to Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, and legalised by the Minister of Justice of the Republic of Indonesia in Decree No. C-06875 HT.01.01.Th.2001, dated 28 August 2001 and registered in the Company Register on 20 September 2001 with No. TDP 090516441708 and published in the State Gazette of the Republic of Indonesia No. 91, dated 13 November 2001, Supplement No. 7151. The Articles of Association of IM3, which have been amended, the latest being by Deed No. 90, dated 20 November 2001, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, restated in Notarial Deed No. 91, dated 20 November 2001, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, legalised by the Minister of Justice and Human Rights of the Republic of Indonesia based on Decree No. C-00905HT.01.04.TH.2002, dated 18 January 2002, were registered in the Company Register on 17 February 2002 with No. TDP 090516441708 and published in State Gazette of the Republic of Indonesia No. 47, dated 11 June 2002, Supplement No. 5717.

     The status of IM3 was changed to a Domestic Capital Investment company as approved by the Capital Investment Coordinating Board based on Letter of Approval of Domestic Capital Investment No. 170/I/PMDN/2001 dated 13 December 2001 as amended by Letter of Approval of the Change of Project Plan No. 167/III/PMDN/2002 dated 4 September 2002 from the Capital Investment Coordinating Board.

b.   Business Activities, Facilities and Infrastructure of IM3

     According to Article 3 of its Articles of Association, the primary business activity of IM3 is to provide telecommunication network and/or services.

     Before IM3 was established as an independent entity, preparations for providing cellular telecommunication services based on the Global System for Mobile Communications ("GSM/DCS") 1800 technology had been carried out by the Mobile Division of Indosat. Indosat obtained a cellular mobile services network provider license, which was then transferred to IM3 along with the provider license based on Decree of the Minister of Transportation of the Republic of Indonesia No. 247 of 2001 dated 6 November 2001. IM3 commenced its commercial operations on 1 August 2001.

c. Capital, Shareholders and Composition of the Board of Directors and Board of Commissioners of IM3

     At the time of establishment, the composition of the capital and shareholders of IM3 was as follows:

     Authorised Capital   : Rp. 880,000,000,000
     Issued Capital       : Rp. 220,000,000,000
     Paid-up Capital      : Rp. 220,000,000,000

     The Authorised Capital of IM3 was divided into 880,000,000 shares with a nominal value of Rp. 1,000 per share.

     The composition of the shareholders of IM3 at the time of its establishment was as follows:

         -----------------------------------------------------------------------------------------------
          No.          Shareholders           Rupiah Value              Number of Shares            %
         -----------------------------------------------------------------------------------------------
          1.   Indosat                       218,900,000,000               218,900,000            99.50
         -----------------------------------------------------------------------------------------------
          2.   Kopindosat                      1,100,000,000                 1,100,000             0.50
         -----------------------------------------------------------------------------------------------
                       Total                 220,000,000,000               220,000,000           100.00
         -----------------------------------------------------------------------------------------------

     Based on Deed No. 91 dated 20 November 2001 drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta and approved by the Minister of Justice and Human Rights of the Republic of Indonesia under Decree No. C-00905 HT.01.04.TH.2002 dated 18 January 2002, the shareholders approved the following increase in the capital of IM3:

     Authorised Capital   : Rp. 6,000,000,000,000
     Issued Capital       : Rp. 1,729,478,617,000
     Paid-up Capital      : Rp. 1,729,478,617,000

     The Authorised Capital was divided into 6,000,000,000 shares with a nominal value of Rp. 1,000 per share.

     The composition of the shareholders of IM3 at that time was as follows:

         -----------------------------------------------------------------------------------------------
          No.          Shareholders           Rupiah Value              Number of Shares            %
         -----------------------------------------------------------------------------------------------
          1.   Indosat                     1,728,378,617,000             1,728,378,617            99.94
         -----------------------------------------------------------------------------------------------
          2.   Kopindosat                      1,100,000,000                 1,100,000             0.06
         -----------------------------------------------------------------------------------------------
                       Total               1,729,478,617,000             1,729,478,617              100
         -----------------------------------------------------------------------------------------------

     Based on the Agreement for Transfer of Shares, dated 22 August 2003, Kopindosat sold all of its shares in IM3 to Indosat, so that Indosat now owns 100% of IM3's 1,729,478,617 shares.

     The Composition of the Board of Directors and Board of Commissioners of IM3 based on the Resolution of the General Meeting of Shareholders of IM3, dated 1 July 2003, is as follows:

     Board of Directors:

     President Director                         :   Yudi Rulanto Subyakto
     Vice President Director 1                  :   Raymond Tan Kim Meng
     Vice President Director 2                  :   Joseph Chan Lam Seng
     Director of Operations & Maintenance       :   Sumedi Kirono
     Director of Marketing & Sales              :   Fadzri Sentosa
     Director of Finance & Administration       :   Hulman Sidjabat
     Director of Planning & Development         :   Imron Harun
     Director of Products & Customer Services   :   S. Wimbo S. Hardjito

     Board of Commissioners:

     President Commissioner                     :   Ng Eng Ho
     Commissioner                               :   Nicholas Tan Kok Peng
     Commissioner                               :   Wityasmoro Sih Handayanto
     Commissioner                               :   Sutrisman
     Commissioner                               :   Indar Atmanto
     Commissioner                               :   Dayu Padmara Rengganis
     Commissioner                               :   Komalaningsih
     Commissioner                               :   Dewie Pelitawati

d.   Summary of Important Financial Data of IM3

     The following is the summary of Important Financial Data of IM3 for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002 and 2001. This information should be read in its entirety with reference to the financial statements of IM3 including the notes provided in the financial statements. The financial statements of IM3 for the period ended on 31 May 2003 and the year ended on 31 December 2002 have been audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja and the financial statement for the year ended on 31 December 2001 has been audited by the Public Accounting Firm of Prasetio, Utomo & Rekan, all of which have been issued with unqualified opinions.

     BALANCE SHEETS (in million rupiah)

         -------------------------------------------------------------------------------
                                                                      31 December
                          Description            31 May        -------------------------
                                                  2003           2002             2001
         -------------------------------------------------------------------------------
         ASSETS
         Cash and cash equivalents              645,355         739,589         854,603
         Account receivables                     34,668          25,480           4,750
         Inventories                             26,693          21,868          28,099
         Other current assets                   247,174         294,818          86,818
         Fixed assets - net                   2,431,101       2,114,438       1,342,066
         Other non-current assets               160,691         178,654          76,534

     -------------------------------------------------------------------------------------------------
     Total assets                                           3,545,682       3,374,847       2,392,870
     -------------------------------------------------------------------------------------------------


     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities                                      472,190         573,512         683,174
     Non-current liabilities                                1,548,704       1,198,273          39,147
     Capital stock                                          1,729,478       1,729,478       1,729,478
     Retained earnings (Deficit)                            (204,690)       (126,416)        (58,930)
     -------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity             3,545,682       3,374,847       2,392,870
     -------------------------------------------------------------------------------------------------

     STATEMENTS OF INCOME (in million rupiah)

                                                                                    31 December
                        Description                        31 May      -------------------------------
                                                            2003            2002            2001
     -------------------------------------------------------------------------------------------------
     Operating revenues                                       214,054         291,183          15,921
     Operating expenses                                     (272,710)       (463,577)       (124,520)
     Operating income (loss)                                 (58,656)       (172,394)       (108,599)
     Other income (expenses)                                 (43,072)          61,054          18,702
     Income (loss) before income tax                        (101,728)       (111,340)        (89,897)
     Income tax benefit -net                                   23,454          43,854          30,965
     -------------------------------------------------------------------------------------------------
     Net income (loss)                                       (78,274)        (67,486)        (58,932)
     -------------------------------------------------------------------------------------------------

     FINANCIAL RATIOS

     -------------------------------------------------------------------------------------------------
                                                                                    31 December
                        Description                        31 May      -------------------------------
                                                            2003            2002            2001
     -------------------------------------------------------------------------------------------------
     Net income (loss)/total assets (%)                        (2.21)          (2.00)          (2.46)
     Net income (loss)/total equity (%)                        (5.13)          (4.21)          (3.53)
     Total liabilities/total equity (X)                          1.33            1.11            0.43


4.   Information Regarding Bimagraha

a.   Brief History of Bimagraha

     Bimagraha, having its domicile in Jakarta, was established based on Deed of Establishment No. 195, dated 19 August 1992, drawn up before Benny Kristianto, S.H., Notary in Jakarta and legalised by the Minister of Justice of the Republic of Indonesia in Decree No. C2-7343.HT.01.01.TH.92, dated 5 September 1992, was registered at the Office of the District Court of Central Jakarta No. 2470/1992, dated 16 September 1992 and was published in State Gazette of the Republic of Indonesia No. 88, dated 3 November 1992, Supplement No. 5588. The Articles of Association of Bimagraha have been amended several times, the latest amendment was pursuant to Notarial Deed No. 12, dated 6 May 1999, drawn up before Imas Fatimah, S.H., Notary in Jakarta, in relation to its change of status to a Foreign Capital Investment company based on Law No. 1 of 1967, as amended by Law No. 11 of 1970 on Foreign Capital Investments. This amendment has been approved by the Minister of Justice of the Republic of Indonesia in Decree No. C-13510.HT.01.04.TH.99, was registered in the Company Register at the Registration Office of Central Jakarta No. 486/BH.09.05/1/2000, dated 4 January 2000 and was published in State Gazette of the Republic of Indonesia No. 18, dated 3 March 2000, Supplement No. 1156.

b.   Business Activities, Facilities and Infrastructure of Bimagraha

     According to Article 3 of its Articles of Association, the major business activities of Bimagraha are large-scale trading, import and export covering among others telecommunications equipment and facility.

     Bimagraha is a holding company which has no operational business activity. Bimagraha owns 42.5% of Satelindo's capital which is the only investment of Bimagraha.

c. Capital, Shareholders and Composition of the Board of Directors and Board of Commissioners of Bimagraha

     At the time of establishment, the composition of the capital of Bimagraha was as follows:

     Authorised Capital   : Rp. 250,000,000
     Issued Capital       : Rp. 200,000,000
     Paid-up Capital      : Rp. 200,000,000

     The Authorised Capital of Bimagraha was divided into 250 shares with a nominal value of Rp. 1,000,000 per share.

     The composition of shareholders of Bimagraha at the time of its establishment was as follows:

         -----------------------------------------------------------------------------------------
          No.            Shareholders          Rupiah Value          Number of Shares           %
         -----------------------------------------------------------------------------------------
          1.   Tomy Winata                      160,000,000                 160                 80
         -----------------------------------------------------------------------------------------
          2.   Santoso Gumara                    40,000,000                  40                 20
         -----------------------------------------------------------------------------------------
                         Total                  200,000,000                 200                100
         -----------------------------------------------------------------------------------------

     After its establishment the composition of the capital and shareholders of Bimagraha has changed several times, with the latest composition of the capital of Bimagraha based on Notarial Deed No. 181, dated 17 December 1992, drawn up before Drs. Hanifa Hakim, S.H., Notary in Jakarta and approved by the Minister of Justice of the Republic of Indonesia under Decree No. C2-246.HT.01.04.Th.93, dated 14 January 1993 as follows:

     Authorised Capital   : Rp. 250,000,000,000
     Issued Capital       : Rp.  65,000,000,000
     Paid-up Capital      : Rp.  65,000,000,000

     The Authorised Capital was divided into 250,000 shares with a nominal value of Rp. 1,000,000 per share.

     The composition of the shareholders of Bimagraha at that time was as follows:

     ---------------------------------------------------------------------------
      No.        Shareholders             Rupiah Value     Number of Shares  %
     ---------------------------------------------------------------------------
      1.   PT. Graha Jakarta Sentosa     32,500,000,000         32,500       50
     ---------------------------------------------------------------------------
      2.   PT. Bimantara Citra           13,000,000,000         13,000       20
     ---------------------------------------------------------------------------
      3.   PT. Asriland                  13,000,000,000         13,000       20
     ---------------------------------------------------------------------------
      4.   Aziz Mochdar                   3,250,000,000          3,250        5
     ---------------------------------------------------------------------------
      5.   Ronald Korompis                3,250,000,000          3,250        5
     ---------------------------------------------------------------------------
                  Total                  65,000,000,000         65,000      100
     ---------------------------------------------------------------------------

     Based on the Agreement for Transfer of Shares, dated 28 August 2003, Dewie Pelitawati sold all of her shares to Indosat so that Indosat now owns 100% of Bimagraha's 65,000 shares.

     The composition of the Board of Commissioners and Board of Directors based on Deed No. 2 dated 4 September 2002 drawn up before Julius Purnawan, S.H., Notary in Jakarta, is as follows:

     Director    :    Indar Atmanto
     Commissioner:    Achmad Prasetyo N

d.   Summary of Important Financial Data of Bimagraha

     The following is the summary of Important Financial Data of Bimagraha for the five month period ended on 31 May 2003 and the three years ended on 31 December 2002, 2001 and 2000. The financial statements of Bimagraha for the period ended on 31 May 2003 and the year ended on 31 December 2002 have been audited by the Public Accounting Firm of Prasetio, Sarwoko & Sandjaja and the financial statements for the years ended on 31 December 2001 and 2000 have been audited by the Public Accounting Firm of Riza, Andiek & Zainuddin, all of which were issued with unqualified opinions.

     BALANCE SHEETS (in million Rupiah)

     ------------------------------------------------------------------------------------------------------
                        Description                                                  31 December
                                                              31 May     ----------------------------------
                                                               2003          2002        2001        2000
     ------------------------------------------------------------------------------------------------------
     ASSETS
     Cash and cash equivalents and other current assets             12           55          52         12
     Investment in associated company                        1,072,309      811,099     247,120          -
     Net Fixed Assets                                                -            -           -          8
     Other non-current assets                                        -            -           -     18,000
     ------------------------------------------------------------------------------------------------------
     Total assets                                            1,072,321      811,154     247,172     18,020
     ------------------------------------------------------------------------------------------------------

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities                                           80            80             40
     Non-current liabilities                                  317,673       239,310         70,116        13,975
     Capital stock                                             65,000        65,000         65,000        65,000
     Difference in transaction of equity changes in an
     associated company                                       420,235       420,190        420,161       420,154
     Retained earnings (deficit)                              269,333        86,573       (308,145)     (481,109)
     Total liabilities and stockholders' equity             1,072,321       811,153        247,172        18,020
     ------------------------------------------------------------------------------------------------------------

     STATEMENTS OF INCOME (in million rupiah)

     ------------------------------------------------------------------------------------------------------------
                   Description                                31 May                   31 December
                                                            -----------------------------------------------------
                                                               2003          2002           2001          2000
     ------------------------------------------------------------------------------------------------------------
     Operating revenues                                       261,145       563,938        247,110             -
     Operating expenses                                           (43)          (40)           (63)     (314,223)
     Operating income (loss)                                  261,103       563,898        247,047      (314,223)
     Other income                                                   1             3             49             2
     Income before income tax (loss)                          261,104       563,901        247,096      (314,221)
     Income tax benefit (expenses) -deferred                  (78,344)     (169,182)       (74,133)       94,214
     ------------------------------------------------------------------------------------------------------------
     Net income (loss)                                        182,760       394,719        172,963      (220,007)
     ------------------------------------------------------------------------------------------------------------

     FINANCIAL RATIOS

     ------------------------------------------------------------------------------------------------------------
                   Description                                31 May                   31 December
                                                            -----------------------------------------------------
                                                               2003          2002           2001          2000
     ------------------------------------------------------------------------------------------------------------
     Net income(loss)/total assets (%)                          17.04         48.66          69.98          N.M.
     Net income(loss)/total equity (%)                          24.22         69.04          97.71          N.M.
     Total liabilities/total equity (X)                          0.42          0.42           0.40          3.45


V.   INFORMATION REGARDING THE SURVIVING COMPANY

     In this Merger, Satelindo, IM3 and Bimagraha will merge into Indosat and the following will occur:

     1. Satelindo, IM3 and Bimagraha will be dissolved by the operation of law without liquidation as permitted under UUPT;
     2. With due regard to the prevailing laws and regulations in Indonesia, all rights and obligations, business activities/operations, assets and liabilities will be transferred to Indosat as the Surviving Company.
     3. On the Effective Date, permanent employees of Satelindo and IM3 who agree to join Indosat shall become permanent employees of Indosat; and
     4. There is not intended to be any change in the capital and composition of shareholders of Indosat as the Surviving Company.

     Because there will be no change in the capital and composition of shareholders of Indosat as the Surviving Company, the Articles of Association of Indosat will not need to be amended. As the Surviving Company, the place of business activities of Indosat will remain as follows:

     Headquarters
     PT Indosat Tbk
     Jalan Medan Merdeka Barat No. 21
     Jakarta 10110 - Indonesia

     Telephone    : (62-21) 3000 3001/3000 3002
     Facsimile    : (62-21) 380 4045/381 2617

     The ownership structure of Indosat in its subsidiaries before and after the Merger is as follows:

1.   The structure before the Merger:

                               INDOSAT

                                               100%
                     100%

          BIMAGRAHA                 57.5%               IM3

                      42.5%

                             SATELINDO

OTHER SUBSIDIARIES AND
AFFILIATES



      18.89%                   99.6%                 100%

       PT. PADANG GOLF          PT. SATELINDO         SATELINDO
        BUKIT SENTUL             MULTI MEDIA        INTERNATIONAL
                                                     FINANCE B.V

2.   The structure after the Merger:

                                        INDOSAT


 OTHER SUBSIDIARIES     PT. PADANG GOLF        PT. SATELINDO       SATELINDO
   AND AFFILIATES    BUKIT SENTUL (18.89%)  MULTI MEDIA (99.6%)  INTERNATIONAL
                                                                FINANCE B.V. (100%)

VI.  PRO FORMA CONSOLIDATED FINANCIAL STATEMENT OF INDOSAT AND THE MERGED
     COMPANIES

     The following pro forma consolidated financial statements of Indosat and the Merged Companies have been reviewed by the Public Accounting Firm Prasetio, Sarwoko and Sandjaja to reflect the Merger. The pro forma consolidated financial statements consist of pro forma consolidated balance sheet of Indosat and the Merged Companies as of 31 May 2003 and the pro forma consolidated statement of income for the five months then ended. The statements are based on audited historical financial information of Indosat and the Merged Companies after giving effect to certain proforma adjustments as per management's assumptions to reflect the Merger as if it occurred on 31 May 2003

     The pro forma consolidated financial statements per 31 May 2003 can be seen in Attachment 4 of this Merger Plan and the summary is as follows:

                            INDOSAT AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                   31 May 2003
                               (in million Rupiah)

     ---------------------------------------------------------------------------
                       Description            Historical              Proforma
                                               Balances               Balances
                                            ------------------------------------
                                             31 May 2003            31 May 2003
     ---------------------------------------------------------------------------
     ASSETS

     Cash and cash equivalents                  2,501,718              2,499,999
     Short term investments                       186,116                186,116
     Accounts receivables                       1,366,639              1,366,639
     Inventory                                     83,588                 83,588
     Other current assets                         753,116              1,515,129
     Due from related parties                      32,366                 32,366
     Fixed Assets - net                        12,392,624             12,392,624
     Goodwill - net                             4,001,474              4,001,474
     Other non current assets                   1,240,689              1,142,416
     ---------------------------------------------------------------------------
     Total Assets                              22,558,330             23,220,351
     ---------------------------------------------------------------------------

     LIABILITIES AND STOCKHOLDERS' EQUITY

     Current Liabilities                                     2,825,918      3,589,782
     Non Current Liabilities                                 8,629,022      7,822,143
     Minority Interest                                         136,969        135,992
     Capital Stock                                             517,750        517,750
     Premium on capital stock                                  673,075        673,075
     Difference in value from restructuring                  4,467,740      4,467,740
     Difference in transaction of equity changes in            284,378        284,378
     subsidiaries/associated comp
     Retained earnings                                       5,023,478      5,429,266
     --------------------------------------------------------------------------------
     Total Liabilities & Stockholders' equity               22,558,330     23,220,351
     --------------------------------------------------------------------------------

                        INDOSAT AND SUBSIDIARIES
               PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FIVE MONTHS ENDED 31 May 2003
                           (in million Rupiah)

     --------------------------------------------------------------------------------
                       Description                          Historical    Proforma
                                                             Balances     Balances
                                                        -----------------------------
                                                          31 May 2003    31 May 2003
     --------------------------------------------------------------------------------
     Operating Revenues                                      3,207,972      3,207,972
     Operating Expenses                                      2,040,512      2,040,512
     Operating Income                                        1,167,460      1,167,460
     Other expenses                                           (307,081)      (310,786)
     Equity in net loss of Associated companies                 (1,646)        (1,646)
     Income before Income Tax                                  858,733        855,028
     Income Tax Expense - net                                 (487,480)       (77,988)
     Minority interest in net income of Subsidiaries            (8,327)        (8,327)
     --------------------------------------------------------------------------------
     Net Income                                                362,926        768,713
     --------------------------------------------------------------------------------

     FINANCIAL RATIOS

     --------------------------------------------------------------------------------
                       Description                          Historical    Proforma
                                                             Balances     Balances
                                                        -----------------------------
                                                          31 May 2003    31 May 2003
     --------------------------------------------------------------------------------
     Net Income /Total Assets  (%)                               1.61%         3.31
     Net Income /Total Equity(%)                                 3.31%         6.59
     Total Liabilities /Total Equity (X)                         1.04          0.98

VII.   STRUCTURE OF CAPITAL AND OWNERSHIP OF SHARES OF THE SURVIVING COMPANY

       Because Indosat already owns 100% of Satelindo's shares (57.5% directly and 42.5% indirectly through Bimagraha), 100% of the shares of IM3 and 100% of the shares of Bimagraha, Indosat will not issue new shares as part of the Merger. Consequently the structure of the capital and ownership of shares of Indosat after the Merger will be the same as the structure of the capital and ownership of shares of Indosat before the Merger.

VIII. COMPOSITION OF THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS OF THE SURVIVING COMPANY

       The current Board of Directors and Board of Commissioners as determined in the resolution of the Annual General Meeting of Shareholders of Indosat dated 26 June 2003 as set forth in Deed No. 34 dated 16 July 2003 drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta is as follows:

       Board of Directors:

       President Director                       :   Widya Purnama
       Vice President Director                  :   Ng Eng Ho
       Director of Cellular Marketing           :   Hasnul Suhaimi
       Director of Finance                      :   Nicholas Tan Kok Peng
       Director of Business Development         :   Wityasmoro Sih Handayanto
       Director of Fixed Telecommunications
       and MIDI                                 :   Wahyu Wijayadi
       Director of Corporate Services           :   Sutrisman

       Board of Commissioners:

       President Commissioner                   :   Peter Seah Lim Huat
       Commissioner                             :   Lee Theng Kiat
       Commissioner                             :   Sio Tat Hiang
       Commissioner                             :   Sum Soon Lim
       Commissioner                             :   Roes Aryawidjaya
       Commissioner                             :   Umar Rusdi
       Independent Commissioner                 :   Achmad Rivai
       Independent Commissioner                 :   Soebagijo Soemodihardjo
       Independent Commissioner                 :   Lim Ah Doo

       To the best of the knowledge of the Boards of Directors of the Merging Companies, the composition and designation of the members of the Boards as set out above will apply at the Merger subject to changes as may be approved at the Extraordinary General Meeting of Shareholders of Indosat to approve the Merger.

       The remuneration of each member of the Board of Directors and the Board of Commissioners of Indosat as the Surviving Company will be the same as the remuneration of the Board of Directors and the Board of Commissioners of Indosat for the Year 2003 based on the resolution of the Annual General Meeting of Shareholders dated 26 June 2003. The remuneration which consists of salary, allowances and use of facilities including income tax allowance, are as follows:

       President Director      :  Remuneration     Rp. 2,731,215,625
       Director                :  Remuneration     Rp. 2,498,904,063
       President Commissioner  :  Remuneration     Rp. 1,140,828,750
       Commissioner            :  Remuneration     Rp. 1,058,758,875


IX.    SHARES CONVERSION PROCEDURES

       Indosat currently owns 100% of Satelindo's shares (57.5% directly and 42.5% indirectly through Bimagraha), 100% of the shares of IM3 and 100% of the shares of Bimagraha. Therefore, Indosat as the Surviving Company, will not issue new shares to any shareholders of Satelindo, IM3 or Bimagraha and consequentially there will be no share conversion in the Merger.

X.     MERGER PROCEDURES

       Merger Procedures will be conducted based on the following legal regulatory framework:

       1.  Legal

           The Merger will be implemented without prejudice to the prevailing laws in the Republic of Indonesia, which consist, among others, of:

           .   Limited Liability Companies Provisions

               -  UUPT; and
               -  PP 27/1998

           .   Financial and Taxation Provisions

               - Decree of the Minister of Finance No. 422/KMK.04/1998 on the Utilization of Book Value in the Transfer of Assets in the Frame of Mergers, Consolidations or Expansions; and
               - Decree of the Minister of Finance No. 469/KMK.04/1998 on the Amendment to Decree of the Minister of Finance No. 422/KMK.04/1998 on the Utilization
                   of Book Value in the Transfer of Assets in the Frame of Mergers, Consolidations or Expansions.

           .   Capital Market Provisions

               Decree of the Chairman of the Capital Market Supervisory Board No. KEP-52/PM/1997 dated 29 December 1997 on Mergers or Consolidations of Public Companies or Issuers.

           .   Foreign Capital Investment Provisions

               Decree of the Minister of Investment/the Chairman of the Capital Investment Coordinating Board No. 28/SK/1999 dated 6 October 1999 on Guidelines and Procedures for Submitting an Application for a Capital Investment Established for the Objective of Domestic Capital Investment and Foreign Capital Investment in relation to the provisions regarding the merger of a capital investment company.

       2.  Accounting

           The Merger will be implemented through the pooling of interest method in accordance with the Standard Statement of Financial Accounting
           (PSAK) No. 38 on Accounting for Restructuring Transaction of Entities Under Common Control.

       3.  Telecommunications Licenses

           Pursuant to Letter No. PT.003/5/20/Phb-2003 dated 29 August 2003, Indosat has obtained approval from the Minister of Communications to continue holding all telecommunications licences and frequency bandwidths allocated to Satelindo and IM3 following the effectiveness of the Merger.


XI.    PROCEDURES FOR SETTLEMENT OF STATUS OF EMPLOYEES

       1. Indosat as the Surviving Company shall accept all permanent employees of Satelindo and IM3 with due regard to their annual guaranteed income and the employment periods of such employees in their original companies;

       2. The Merging Companies will socialise their permanent employees with information related to manpower including the organization structure plan, ranking system and remuneration system.

       3. Permanent employees of each of the Merging Companies who do not approve the Merger shall be given the opportunity to resign. Such resigning employees shall be given compensation in accordance with the provision of Article 163 (1) in conjunction with Article 156 of Law No. 13 Year 2003 on Manpower.

      4. In accordance with Article 12 of PP 27/1998 each Board of Directors of the Merging Companies shall notify all of their employees in writing about the Merger Plan not less than 14 (fourteen) days before the summons of the Extraordinary General Meeting of Shareholders of each Merging Company.


XII.  SETTLEMENT OF RIGHTS AND OBLIGATIONS TO THIRD PARTIES

      The Merging Companies shall meet the Merger requirements stated in their respective credit agreements including the requirements to onshore and offshore creditors.

      In order to facilitate the Merger process, the Board of Directors of each of the Merging Companies has approached its creditors in order to solicit their consent on the Merger. The consent solicitation will include obtaining the necessary consent from creditor banks with regards to loans of Indosat and IM3 and from bondholders with regards to Indosat Bonds I, Bonds II and Syariah Mudharabah Bonds.

      Also as a part of the Merger plan, Indosat would like to prepay all of the debt at Satelindo governed by a Master Restructuring Agreement. To achieve this Indosat is in the process of organizing new financing through Rupiah and US Dollar funds. Proceeds from the proposed financings will be used for the following purposes:

      (i)   to prepay the debt of Satelindo;
      (ii)  to refinance some of the other existing debt of Indosat; and
      (iii) or general corporate purposes.

      The proposed financing described above should enable Indosat to streamline its different creditor groups and align credit agreements with similar types of covenants. The refinancing will also facilitate the efficient implementation of the Merger Plan.

      In accordance with the provision of Article 33 of PP27/1998, this Merger Plan has been delivered to the creditors of each Merging Company by no later than 30 (thirty) days before the summon/invitation for the Extraordinary General Meeting of Shareholders of each Merging Company.

      Upon completion of the Merger, notice will be given to third parties stating that the Merger has become effective and all communications are to be addressed to Indosat.

XIII. RIGHTS OF SHAREHOLDERS NOT APPROVING THE MERGER

      As provided under Article 4 (3) of PP27/1998, shareholders who do not approve the resolution of the Extraordinary General Meeting of Shareholders regarding the Merger can sell their shares in accordance with the provision of Article 55 of UUPT.

         Shareholders of Indosat are expected to remain as shareholders of Indosat or otherwise may sell their shares through the relevant stock exchanges at the then prevailing market price at the time the sale is made and in accordance with the prevailing provisions of the relevant stock exchange, as Indosat is an issuer which has listed its shares on the Jakarta Stock Exchange, Surabaya Stock Exchange and has ADS listed on the New York Stock Exchange.

XIV.     ESTIMATED SCHEDULE OF IMPLEMENTATION OF THE MERGER

         This Merger can be implemented if:

         1. The Statement of Effectiveness from BAPEPAM regarding the Statement of the Merger submitted by Indosat, has been obtained;
         2. The approval of the Extraordinary General Meeting of Shareholders of Indosat, Satelindo, IM3 and Bimagraha where meetings are valid if attended by at least 3/4 (three quarters) of the total number of shares with valid voting rights and approved by at least 3/4 (three quarters) of the total votes has been obtained;
         3. The approval of the Merger by the Surviving Company and the Merged Companies, from the Capital Investment Coordinating Board, in relation to the status of the Merging Companies as a company which has obtained capital investment facilities has been obtained;
         4. The objections of creditors (if any) have been settled in accordance with the prevailing laws and regulations;
         5. The approval of the Directorate General of Tax in accordance with Decree of the Minister of Finance of the Republic of Indonesia No. 422/KMK.04/1998 has been obtained; and
         6.    The Merger Deed has been executed.

         The following is the estimated implementation schedule for the Merger

         ------------------------------------------------------------------------------------------------
           No.                          Activity                                  Implementation Date
         ------------------------------------------------------------------------------------------------
           1.  Submission of Statement of Merger to BAPEPAM and filing with the      6 October 2003
               Securities and Exchange Commission and announcement to the New
               York Stock Exchange
         ------------------------------------------------------------------------------------------------
           2.  Publication of Summary of Merger Plan in two newspapers in the        7 October 2003
               Indonesian language and one in the English language and filing with the Securities and Exchange Commission and announcement to the New York Stock Exchange
         ------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------
           No.                          Activity                                  Implementation Date
         ------------------------------------------------------------------------------------------------
            3.  Publication of the Extraordinary General Meeting of Shareholders    13 October 2003
                in two newspapers in the Indonesian language and one in the
                English language
         ------------------------------------------------------------------------------------------------
            4.  Circular containing information on the Merger Plan is ready for     13 October 2003
                the Shareholders
         ------------------------------------------------------------------------------------------------
            5.  Publication of the Summary of the Merger Plan to employees          13 October 2003
         ------------------------------------------------------------------------------------------------
            6.  Final deadline for the submission of objections from creditors      20 October 2003
                to the Merger Plan
         ------------------------------------------------------------------------------------------------
            7.  Closing Date for the List of Shareholders entitled to attend        26 October 2003
                Extraordinary General Meeting of Shareholders
         ------------------------------------------------------------------------------------------------
            8.  Summons to the Extraordinary General Meeting of Shareholders of     27 October 2003
                Indosat in two newspapers in the Indonesian language and one in the English language
         ------------------------------------------------------------------------------------------------
            9.  Statement of Effectiveness regarding Statement of the Merger is     27 October 2003
                expected to be obtained from BAPEPAM
         ------------------------------------------------------------------------------------------------
            10. Extraordinary General Meeting of Shareholders of Indosat to         11 November 2003
                approve the Merger
         ------------------------------------------------------------------------------------------------
            11. Extraordinary General Meeting of Shareholders of Satelindo to       11 November 2003
                approve the Merger and to dissolve Satelindo as a result of the
                Merger
         ------------------------------------------------------------------------------------------------
            12. Extraordinary General Meeting of Shareholders of IM3 to approve     11 November 2003
                the Merger and to dissolve IM3 as a result of the Merger
         ------------------------------------------------------------------------------------------------
            13. Extraordinary General Meeting of Shareholders of Bimagraha to       11 November 2003
                approve 11 November 2003 the Merger and to dissolve Bimagraha as a result of the Merger
         ------------------------------------------------------------------------------------------------
            14. Report of the result of the Extraordinary General Meeting of        12 November 2003
                Shareholders of Indosat to BAPEPAM, Jakarta Stock Exchange,
                Surabaya Stock Exchange and filing with the Securities and
                Exchange Commission and announcement to the New York Stock
                Exchange
         ------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------
       No.                        Activity                                         Implementation Date
     ------------------------------------------------------------------------------------------------------
       15.  Publication of the result of the Extraordinary General Meeting of        12 November 2003
            Shareholders in two newspapers in the Indonesian language and one in the English language and filing with the Securities and Exchange
            Commission and announcement to the New York Stock Exchange
     ------------------------------------------------------------------------------------------------------
       16.  Approval of the Merger is expected to be obtained from BKPM              20 November 2003
     ------------------------------------------------------------------------------------------------------
       17.  Signing of the Merger Deed                                               20 November 2003
     ------------------------------------------------------------------------------------------------------


XV.  ACTIONS WHICH WILL BE TAKEN BY SHAREHOLDERS

     In the General Meeting of Shareholders of Indosat which is expected to be held on 11 November 2003, it will be proposed to (i) approve the Merger among the Merging Companies based on the prevailing laws and regulations,
     (ii) approve the Merger Plan and the draft Merger Deed and (iii) grant a power of attorney to the Board of Directors to sign the Merger Deed. The shareholders of Indosat who will not be able to attend the General Meeting of Shareholders of Indosat are expected to complete the proxy form attached to the Shareholders Circular. The original of the completed proxy is expected to be forwarded by the relevant shareholders to the Corporate Secretary of Indosat, Jalan Medan Merdeka Barat No. 21, Jakarta 10110, no later than 3 (three) business days prior to the convening of the General Meeting of Shareholders of Indosat, i.e. on 6 November 2003 at no later than 4 p.m. Western Indonesian Time.

     In the General Meeting of Shareholders of Satelindo, IM3 and Bimagraha which is expected to be conducted on 11 November 2003, it will be proposed to (i) approve and accept well the Merger, (ii) approve the Merger Plan and the draft Merger Deed and (iii) grant a power of attorney to each Board of Directors to sign the Merger Deed.

XVI. SUPPORTING INSTITUTIONS AND PROFESSIONS

     To test the properness and conformity of the Merger, from the commercial, financial, legal, and other aspects, Indosat, Satelindo, IM3 and Bimagraha have appointed independent parties and capital markets supporting professionals in accordance with the prevailing capital markets regulations. Each such party has given its opinion in relation to the Merger which is provided in the Attachment and which is an integral and inseparable part of this Merger Plan. Attached opinions include:

       1. Makarim & Taira S., a capital markets consultant registered at BAPEPAM, as an independent consultant which has (i) conducted a legal audit of Indosat, Satelindo, IM3 and Bimagraha; (ii) given a legal opinion in relation to the Merger transaction as set forth in Attachment 3 of this Merger Plan and (iii) prepared legal documents needed in relation to the implementation of the Merger and the submission of the Statement of Merger to BAPEPAM.

       2. Prasetio, Sarwoko and Sandjaja, a Public Accounting Firm, as an independent auditor registered at BAPEPAM which has given its opinion on the properness of the presentation of the financial statements of Indosat, Satelindo, IM3 and Bimagraha, the full reports of which are available for review at the head office of Indosat for examination by the shareholders of Indosat as of 13 October 2003 (during Indosat's office hours) up to the convening of the Extraordinary General Meeting of Shareholders of Indosat on 11 November 2003.

       3. Poerbaningsih Adi Warsito, S.H., Notary who has prepared the Merger Deed. The draft of the Merger Deed can be seen in Attachment 5 of this Merger Plan.

       4. PT AAJ Batavia, financial consultant, as an independent party which has given its opinion that the implementation of the Merger is conducted with due regard to the interests of Indosat, the public and healthy business competition and the rights of public shareholders and employees are being respected. The opinion of this independent consultant can be seen in Attachment 2 of this Merger Plan.

XVII.  ACCEPTANCE OF THE TRANSFER OF ALL RIGHTS AND OBLIGATIONS UPON THE MERGER

       For the purpose of fulfilling the provision of Article 11 of PP27/1998, Indosat as the Surviving Company hereby affirms that Indosat, with due regard to the prevailing laws and regulations in Indonesia, will accept the transfer of all rights, obligations, business activities/operations, assets, liabilities of Satelindo, IM3 and Bimagraha and the permanent employees of both Satelindo and IM3 agreeing to join Indosat on the Effective Date.

XVIII. ADDITIONAL INFORMATION

       This Merger Plan has not yet received a Statement of Effectiveness from BAPEPAM or the approval of the General Meeting of Shareholders of the Merging Companies.

       If shareholders need additional information regarding this Merger Plan, the shareholders are welcome to contact:

       PT. Indonesian Satellite Corporation Tbk.
       Corporate Secretary
       Jalan Medan Merdeka Barat No. 21
       Jakarta 10110 - Indonesia

       Telephone    : (62-21) 3000 3001/3000 3002
       Facsimile    : (62-21) 380 4045/381 2617

This Merger Plan is prepared and delivered to be known.

Board of Directors

PT. Indonesian Satellite Corporation Tbk.         PT. Satelit Palapa Indonesia

Widya Purnama                                     Johnny Swandi Sjam
President Director                                President Director

PT. Indosat Multi Media Mobile                    PT. Bimagraha Telekomindo

Yudi Rulanto Subyakto                             Indar Atmanto
President Director                                President Director

                                                                    ATTACHMENT 1


                    ANALYSIS OF BOARD OF DIRECTORS ON MERGER

Overview: The Changing Face of Indonesian Telecommunications Market

Around the world, competition in telecommunications has gained pace and complexity over the past decade. Former government-controlled monopolies have been subject to the market disciplines of competition and customer choice. In Indonesia, the new century has included similar policies designed to increase competition.

For PT. Indonesian Satellite Corporation Tbk ("Indosat") and Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia Tbk ("Telkom"), this has meant an end to the monopoly positions within the international and domestic markets respectively. Policies were implemented that set limits on the two companies' monopolies, leading directly to plans to compete in each others' playing fields.

At the same time, the rise of the cellular market in Indonesia, surpassing even the most optimistic projections in terms of growth, had led to cross-ownership by Indosat and Telkom of the two dominant players in the cellular market. Government policies led to the unwinding of cross-ownership positions in the two companies and the ultimate ownership of PT. Telekomunikasi Selular ("Telkomsel") by Telkom and of PT. Satelit Palapa Indonesia ("Satelindo") by Indosat.

The Government of the Republic of Indonesia's further policies of privatizing state-owned companies resulted in a need to view the telecommunications market more broadly, responding to global trends, technologies, and pressures.

Indosat's move toward the consolidation and merger of its various assets, in the fullest sense, is in response to these changes.

Merger Context As a Part of Overall Indosat Transformation

For Indosat, the changes in the marketplace and the regulatory structure led to a major shift in strategy. Beginning in 2000, the leadership of Indosat embraced a strategy to become a cellular/wireless-focused, fully integrated telecommunications network and service provider. This key strategic decision launched a period of successive and carefully considered strategic moves to gain strength in individual sectors of the market; and to gain the overall synergies available from having strength across key market and technology segments. Thus, since 2000, Indosat has been engaged in a major transformation.

Major Strategic Thrusts
The combined moves for Indosat that have taken place since 2000 have strengthened dramatically its position in growing markets, diversifying significantly away from its former position as enjoying only the benefits accruing from a single set of assets focused on the international direct dialing ("IDD") market. In the cellular market, Indosat's completion of its purchase of Satelindo (discussed further below) was a way of diversifying away from the IDD business and responding to competitive threats. A parallel move had been the establishment of PT. Indosat Multi Media Mobile ("IM3") as a viable entrant into the cellular market.

This series of moves into the cellular world, while part of an overall strategy, were marked by a need for increased investment, additional management attention and control, and tight monitoring of the market positioning of the two firms so as to ensure that they were complementary, rather than competitive, in the market place. As we look out toward increasing penetration rates in cellular and the further market options of fixed-wireless, the value of economies of scale loom larger and make a move to consolidate resources and assets a strategic necessity.

The merger of the two cellular entities into Indosat is designed to maximise management leverage, optimise the flexibility of overall corporate investment, and ensure correct market positioning in the fast-paced cellular market.


Indosat Strategy - From Distance to Mobility and Bandwidth

In the early 1990s, Indosat conducted a strategic review to determine its platform for future value and growth. The key finding of this review was that the value in the Indonesian telecommunications industry would migrate from distance to mobility and bandwidth over then decade.


--------------------------------------------------------------------------------
                      Future Platform for Value and Growth


            Value Migration: From Distance to Mobility and Bandwidth

        Indonesia 1990                        Indonesia 2005+
   Voice Priced by Distance           Mobility, Bandwidth & Solutions

         [GRAPHIC]                               [GRAPHIC]

* Size of circle represents the available capacity for voice circuits

Being a pure-play long distance provider at the time, this finding held serious implications for the future viability of Indosat and prompted Indosat to undertake a long term strategic plan of developing capabilities in mobile and data communications to position itself for the future. Today, Indosat has several successful businesses within its portfolio which provide mobile and data-communication services to Indonesian consumers and businesses and is well-positioned to capture the significant opportunities the fast growing mobile and data markets offer.



--------------------------------------------------------------------------------
            Indosat Group's Mobile And Data Communications Portfolio


Business/Subsidiaries                   Profile/Activities
---------------------                   ------------------

      [GRAPHIC]        . First cellular operator in Indonesia providing GSM 1800
                         technology
                       . Cellular network currently covers nine of the largest
                         cities in Indonesia, including Jakarta, Bandung, Semarang, Solo, Yogyakarta, Surabaya, Malang, Denpasar and Batam

                       . The second largest cellular provider in Indonesia (as
                         measured by subscribers)
      [GRAPHIC]        . Nationwide GSM 900 and GSM 1800 cellular network
                       . Offers sattelite services through the leasing of
                         transponders on the Palapa-C2 satellite to broadcasters and telecommunications operators

      [GRAPHIC]        . Provides international leased line, frame relay, VSAT
                         IP and IP VPN services to multinational corporations and internet access providers

                       . The leading data communications service provider for
                         financial institutions
      [GRAPHIC]        . Provides frame relay, VSAT IP, IP VPN services to
                         corporate customers, as well as dedicated and dial-up internet services to the retail customers

      [GRAPHIC]        . Provides dedicated and dial-up internet services for
                         the retail market and IP VPN services for the corporate market


The merger of Satelindo and IM3 into Indosat marks the next phase of Indosat's Transformation from long distance to mobility and bandwidth by bringing together all of Indosat's mobile assets to better enable it to extract maximum value from a mobile market which is one of the fastest growing in the world. It also heralds the introduction of our new vision:

       "To become the leading cellular/wireless-focused, fully integrated telecommunications network and service provider in Indonesia".


Merger Objectives

By consolidating the different business units within Indosat upon the completion of the merger, Indosat will pursue the following primary objectives:

..    Realign strategy and consolidate resources to focus on the fast growing, high margin cellular business and positioning of Satelindo and IM3.
..    Realign strategy on traditional IDD and Voice over Internet Protocol
     ("VOIP") of Indosat and Satelindo taking into account current changes in the market and technology.

Merger Benefits

Pursuant to the objectives, upon the completion of the merger Indosat can expect to achieve the following benefits:

..    Realise capital expenditure savings and improve network efficiency by joint planning and development of capital expenditure.
..    Realise operational expense savings in maintenance, marketing, procurement and administration.
..    Increase flexibility of financing structures and ability to do new financing.
..    Decrease in currency and interest rate risk.
..    Leverage Indosat cash flows for more attractive financing terms.
..    Develop a strong organisation with the optimal combination of human resource skills from across Indosat.

Merger Risks

The Board of Directors of each of Indosat, Satelindo and IM3 is aware of the risks that the objectives and benefits of the merger as described above may not be achieved and that successful integration of the merging companies may not be possible. The Board of Directors recognises that the merger plan contains forward looking statements and projections. There are risks that such forward looking statements and projections will not be achieved.

Conclusion

The merger of Satelindo and IM3 into Indosat is a key step in completing Indosat's transformation from long distance provider to becoming a leading wireless provider. It will also result in financially stronger company that is able to invest for growth so as to meet the telecommunication needs of Indonesian consumers and businesses now and in the future.

                                                                    ATTACHMENT 2

                                                          Unofficial Translation

Ref. No. L/IX/03/120/AAJB

                                                               25 September 2003

Board of Directors
PT. Indonesian Satellite Corporation Tbk.
Jl. Medan Merdeka Barat 21
Jakarta 10110


Re   : Summary of Independent Party's Opinion in connection with the Proposed
       Merger of PT. Indonesian Satellite Corporation Tbk. ("Indosat" or the "Company") with PT. Satelit Palapa Indonesia ("Satelindo"), PT. Indosat Multi Media Mobile ("IM3") and PT. Bimagraha Telekomindo ("Bimagraha")


Dear Sirs,

PT. Indonesian Satellite Corporation Tbk., PT. Satelit Palapa Indonesia, PT. Indosat Multi Media and PT. Bimagraha Telekomindo plan to accomplish a business transformation which will be implemented through a merger, whereby Indosat will be the surviving company. In connection with such plan, the Board of Directors of the Company has requested PT. AAJ Batavia, as an independent financial consultant to provide an opinion regarding the proposed merger.

We have conducted evaluation on related documents, among others, the Company's interim financial statement per 31 May 2003, as well as the financial statements for the last 3 (three) years respectively ended on 31 December 2002, 2001 and 2000, audited by the registered Public Accounting Firm Prasetio, Sarwoko & Sandjaja, proforma report on merger result per 31 May 2003, Draft Merger Plan and the legal opinion of the independent Legal Consultant Makarim & Taira S. No. 568/3209.001/TS-RET-KE dated 25 September 2003.

Pursuant to the result of the evaluation and considerations as set out below, we are of the opinion that the Merger of the Company with Satelindo, IM3 and Bimagraha is being implemented by observing the interests of the Company, the public and the fair business competition, as well as guaranties that public shareholders' and employees' rights will be fulfilled.

1. The Company is the direct owner of 57.5% shares in Satelindo and the indirect owner of 42.5% shares in Satelindo in which the ownership is made through Bimagraha, 100% shares in IM3 and 100% shares in Bimagraha. With such ownership structure, the financial statements of Satelindo, IM3 and Bimagraha have been fully consolidated with the financial statements of the Company such that there is no material difference between the proforma financial statement upon the merger and the consolidated statement of the Company per 31 May 2003.

2. The merger is conducted using the Pooling of Interest Method in accordance with the Standard Statement of Financial Accounting Standards (PSAK) No. 38 on Accounting for Restructuring Transactions of Entities Under Common Control, such that the proforma financial statement upon merger has reflected the using of such method, whereby all the operation activities, assets, liabilities and equities of Satelindo, IM3 and Bimagraha as the merging companies, have been transferred to the Company based on book value.

3. In this merger, the Company shall not issue new shares for the conversion of shares with Satelindo, IM3 and Bimagraha such that the capitalization and ownership structures of the Company upon the merger shall be the same with the capitalization and ownership structures of the Company prior to the merger.

4. This Merger shall be effective after the fulfillment of requirements in accordance with the prevailing laws and regulations as set out in the legal opinion of the independent legal consultant Makarim & Taira S. No. 568/3209.001/TS-RET-KE dated 25 September 2003.

5. This Merger shall be implemented by observing the employees' interests whereby all registered employees of Satelindo, IM3 and Bimagraha who agree to be transferred from Satelindo and IM3 on the date of the merger shall be transferred and assigned to the surviving Company.

6. This Merger shall be implemented by observing the rights and obligations of any third parties of Satelindo, IM3 and Bimagraha, by way of assigning all respective rights and obligations of Satelindo, IM3 and Bimagraha to the Company (the surviving Company).

7. We have also analyzed the estimated potential advantages and disadvantages of the merger transaction, as follows:

     7.1.  Advantages of the Merger

           .   The Improvement of the Company's Synergy

               The merger among the Company, Satelindo, IM3 and Bimagraha to become an integrated entity shall result in a more complete services on telecommunications and MIDI (Multimedia Interface Data Communication and Internet) offered by the Company. In addition, Indosat as the parent company may give more focus on the development of its services on telecommunications and MIDI businesses in its entirety in accordance with the Company's business development framework.

           .   The Increase of Client Base

               Each of Satelindo and IM3 currently has a variety of client base. By implementing the merger, the surviving Company shall have a wider client base which is directly controlled by the Company. This helps the creation of the cross selling among the client base owned by each entity prior to the merger for the establishment of the integrated services which may cover a wider client base.

           .   Optimization of Investment on the Network Development

               Through the merger, it is expected that the capital efficiency and investment for the network increase through an integrated plan and development of capital and resources will be achieved. Further, the merger may also result in the efficiency of the related cost base, among others, network maintenance and repair costs.

           .   The Enhancement of the Company's Position in the
               Telecommunications Industry

               The surviving Company is expected to have solid competitiveness in the telecommunications services area which is supported by the complete telecommunications services, infrastructure, client base and a focused business development of the Company.

     7.2.  Disadvantages of the Merger

           .   Reorganization

               The Merger transaction shall result in the reorganization of the surviving Company which includes the adjustment of the structure of the management, employees, offices, scope of duties and liabilities.

           .   Risk that the Synergy may not be Achieved

               The merger transaction will carry certain risks, either direct or indirect, whereby such risks are expected to be covered by the proposed synergy. If the expected synergy is not achieved, such risks will be deemed as investment loss.

           .   Adjustment or Establishment of New Corporate Culture

               The adjustment or establishment of new corporate culture will take certain amount of time as each entity in the merger among four entities has its own corporate culture. In certain cases, the time needed to adapt with the new corporate culture cannot be predicted such that the target of the synergy may not be achieved.

Thus our opinion in connection with the proposed merger transaction.

Yours sincerely,
PT. AAJ Batavia

signed

Roswita Nita Kurnia
Managing Director

                                                                    ATTACHMENT 3
================================================================================



                                  LEGAL OPINION
                          IN CONNECTION WITH THE MERGER
                                      AMONG
                    PT. INDONESIAN SATELLITE CORPORATION TBK.
                                       AND
                          PT. SATELIT PALAPA INDONESIA,
                       PT. INDOSAT MULTI MEDIA MOBILE AND
                            PT. BIMAGRAHA TELEKOMINDO








                               MAKARIM & TAIRA S.
                       Summitmas I, 16/th/ & 17/th/ Floors
           Jl. Jend. Sudirman Kav. 61 - 62, Jakarta 12190 - Indonesia
                    Telephone : (62) (21) 252 1272, 520 0001
                       Fax : (62) (21) 252 2750, 252 2751
                       E-mail : makarim&tairas@makarim.com
                        Homepage: http://www.makarim.com

================================================================================

                                                          UNOFFICIAL TRANSLATION

568/3209.001/TS-RET-KE


25 September 2003


To:
The Board of Directors of
PT. INDONESIAN SATELLITE CORPORATION Tbk.
Jl. Medan Merdeka Barat No. 21
Jakarta 10110


Re: Legal Opinion in connection with the Merger among PT. Indonesian Satellite Corporation Tbk. and PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo


Dear Sirs,

In order to meet the requirements of the Capital Market Supervisory Board (Badan Pengawas Pasar Modal - "BAPEPAM") in relation to the proposed merger of PT. Indonesian Satellite Corporation Tbk. ("the Company") with PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo (hereinafter referred to as "Merger"), we, Tuti Simorangkir from Makarim & Taira
S. Law Offices, holding the Capital Market Supporting Professional Registration Code (Surat Tanda Terdaftar Profesi Penunjang Pasar Modal) No. 176/STTD-KH/PM/1998 as an independent Legal Consultant, have been appointed by the Company to, among others, provide a legal opinion regarding important legal aspects in connection with the Merger ("Legal Opinion") pursuant to an appointment letter dated 14 May 2003.

For the purpose of this Legal Opinion, unless otherwise stated herein, we have examined original documents, excerpts, copies and/or photocopies as well as written and verbal information and statements obtained from the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo or the relevant Government authorities as well as pursuant to the prevailing laws and regulations, with the result of our examination as set out in the Legal Due Diligence Report dated 25 September 2003 ("Legal Due Diligence Report") which constitutes an inseparable basis and part of this Legal Opinion.

In our examination of the relevant documents, written or verbal information and statements provided by the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo or any other authorised parties, we have assumed that:

a. all documents provided to us are authentic and to the extent that we were only provided with copies, excerpts or photocopies of documents, such copies, excerpts or photocopies conform with the original documents;

b. as at the date of this Legal Opinion, documents, written or verbal statements and information provided to us by the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo or any other authorised parties are correct, complete and had not been amended;

c. signatures contained in any documents, both authentic documents or excerpts, shown to us are authentic signatures of the relevant signatories contained therein;

d. all written and verbal statements and information provided by the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo and/or any members of the Board of Directors and/or the Board of Commissioners of the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo, had been made in accordance with their respective capacity and are correct, complete and in accordance with the actual circumstances;

e. the obligations of the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo under their respective business licenses or any agreements entered into by the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo with any third parties, have been implemented in accordance with the requirements of the relevant licenses or the provisions in the relevant agreements;

f. any parties which have entered into any agreements with the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo, and any parties granting approvals to the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo, have acted within their respective capacity and the relevant agreements or approvals are correct, complete and in accordance with the actual circumstances;

g. as at the date of this Legal Opinion, all written or verbal data, information, facts, statements and certain confirmations in connection with certain legal aspects which we believe are important and closely relate to this Legal Opinion and/or the Legal Due Diligence Report and for the purpose of this Legal Opinion, all written or verbal data, information, facts, statements and certain confirmation in connection with certain legal aspects provided by third parties including from the judicative institution which we believe are relevant are correct, complete, accurate and had not been amended.

Whenever the phrase "to the best of our knowledge" appears, its use reflects the position that we have no actual knowledge to the contrary and that we have not conducted any investigation into any of the matters which are referred to in connection therewith, and our opinion is made pursuant to the statements and/or information provided by the Company, PT. Satelit Palapa Indonesia, PT. Indosat Multi Media Mobile and PT. Bimagraha Telekomindo or any other authorised parties.

This opinion is given with respect to the laws of the Republic of Indonesia in effect on the date hereof.

Based upon our review and examination of the documents, information and statements referred to above as described in the Legal Due Diligence Report and subject, where applicable, to the foregoing assumptions, we are of the opinion that:

I.   The Company

     1. The Company is a limited liability company duly established under the laws of the Republic of Indonesia.

     2. The Company is domiciled in Jakarta and was established under the name of Perusahaan Perseroan (Persero) PT. Indonesian Satellite Corporation, pursuant to Deed of Establishment No. 55 dated 10 November 1967, drawn up before Mohammad Said Tadjoedin, S.H., at that time Notary in Jakarta and approved by the Minister of Justice of the Republic of Indonesia pursuant to Decree No. JA.5/88/24 dated 20 November 1967, registered with the Jakarta District Court under No. 2037 dated 25 November 1967 and published in the State Gazette of the Republic of Indonesia No. 26 dated 29 March 1968, Supplement No. 24.

          The Articles of Association of the Company have been further amended several times, the latest amendment of the Articles of Association is as set out in Deed of Statement of the Meeting Resolutions No. 6 dated 8 January 2003 drawn up before Rini Yulianti, S.H., the substitute to Notary Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, approved by the Minister of Justice and Human Rights of the Republic of Indonesia pursuant to Decree No. C-06145.HT.01.04.TH.2003 dated 21 March 2003, registered with the Company Registry at the Central Jakarta Company Registry Office on 5 June 2003 under No. 1370/RUB.09.05/VI/2003. Amendments made were in relation to the change of the Company's status to become a Foreign Investment Company and changes to Articles 1, 2 and 3 of the Company's Articles of Association.

     3. Pursuant to its Articles of Association, the Company may engage in the fields of network and telecommunications as well as information services, including engaging in businesses and activities of planning, infrastructure development, procurement of telecommunications and information facilities. To the best of our knowledge, the Company has obtained the requisite main licenses from the relevant authorities to conduct its businesses in accordance with the prevailing laws and regulations and such licenses remain in full effect.

     4. As at the issuance of this Legal Opinion, the latest composition of the capital of the Company based on Deed No. 131 dated 18 April 1996 drawn up before Sutjipto, S.H., Notary in Jakarta and approved by the Minister of Justice and Human Rights of the Republic of Indonesia under decree No. C2-7979 HT.01.04.Th.96 dated 10 July 1996 and affirmed by Deed No. 42 dated 27 December 2002, drawn up before Rini Yulianti, S.H., substitute to Notary Poerbaningsih Adi Warsito, Notary in Jakarta, the capitalization structure of the Company is as follows:

          Authorised Capital      : Rp. 2,000,000,000,000
          Issued Capital          : Rp.   517,750,000,000
          Paid-Up Capital         : Rp.   517,750,000,000

          The Authorised Capital of the Company is divided into 4,000,000,000 (four billion) shares consisting of 1 (one) A series share and 3,999,999,999 (three billion nine hundred ninety nine million nine hundred ninety nine thousand nine hundred ninety nine) B series shares, each with a nominal value of Rp. 500 (five hundred Rupiah).

     5. The composition of shareholders of the Company pursuant to the Register of Shareholders per 29 August 2003, issued by PT. Electronic Data Interchange Indonesia as the Securities Administration Bureau appointed by the Company, is as follows:

          ===============================================================================================
                                                                             Number of Shares
                                                                         ==========================
           No.       Shareholders                     Rupiah Value       A Series     B Series        %
          ===============================================================================================
           1.  The Republic of Indonesia             77,662,500,000          1       155,324,999   15.00
          -----------------------------------------------------------------------------------------------
           2.  Indonesia Communications Limited     217,125,000,000                  434,250,000   41.94
          -----------------------------------------------------------------------------------------------
           3.  Public                               222,962,500,000                  445,925,000   43.06
          ===============================================================================================
                     Total                          517,750,000,000          1     1,035,499,999     100
          ===============================================================================================


     6. The latest composition of the Board of Directors and Board of Commissioners of the Company as resolved in the Annual General Meeting of Shareholders dated 26 June 2003 as set out in Deed of Statement of Meeting Resolutions No. 34 dated 16 July 2003, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, is as follows:

          Board of Directors:

          President Director              :    Widya Purnama
          Vice President Director         :    Ng Eng Ho
          Director                        :    Wahyu Wijayadi
          Director                        :    Wityasmoro Sih Handayanto
          Director                        :    Hasnul Suhaimi
          Director                        :    Sutrisman
          Director                        :    Nicholas Tan Kok Peng

          Board of Commissioners:

          President Commissioner          :    Peter Seah Lim Huat
          Commissioner                    :    Lee Theng Kiat
          Commissioner                    :    Sio Tat Hiang
          Commissioner                    :    Sum Soon Lim
          Commissioner                    :    Roes Aryawidjaya
          Commissioner                    :    Umar Rusdi
          Independent Commissioner        :    Achmad Rivai
          Independent Commissioner        :    Soebagijo Soemodihardjo
          Independent Commissioner        :    Lim Ah Doo

     7. To the best of our knowledge, the Company's participation in the Manpower Social Security Program (Jamsostek), the establishment of the Company's labor union, determination of minimum wage and the collective labor agreement have been implemented in accordance with the prevailing requirements.

     8. As at the issuance of this Legal Opinion, to the best of our knowledge, the Company has share participation with ownership of more than 50% in the following subsidiaries:

          a. PT. Satelit Palapa Indonesia ("Satelindo") whereby the Company owns 81,025,642 shares which constitute 57.5% of the total issued shares of Satelindo.

          b. PT. Indosat Multi Media Mobile ("IM3") whereby the Company owns 1,729,478,617 shares in IM3 which constitute all issued shares of IM3.

          c. PT. Aplikanusa Lintasarta ("Lintasarta") whereby the Company owns 72,820 shares in Lintasarta, which constitute 69.46% of all issued shares of Lintasarta.

               Lintasarta also has share participation in the following companies:

               i. PT. Artajasa Pembayaran Elektronis, whereby Lintasarta owns 32,686 shares in PT. Artajasa Pembayaran Elektronis, which constitute 65% of the total issued shares of PT. Artajasa Pembayaran Elektronis.

               ii. PT. Swadharma Marga Inforindo, whereby Lintasarta owns 100 shares in PT. Swadharma Marga Inforindo, which constitute 20% of the total issued shares of PT. Swadharma Marga Inforindo.

          d. PT. Indosat Mega Media ("IM2"), whereby the Company owns 274,474 shares in IM2 which constitute 99.84% of the total issued shares of IM2.

               IM2 also has share participation in PT. Yasawirya Indah Mega Media, whereby IM2 owns 5,000 shares in PT. Yasawirya Indah Mega Media, which constitute 34.99% of the total issued shares of PT. Yasawirya Indah Mega Media.

          e. PT. Bimagraha Telekomindo ("Bimagraha") whereby the Company owns 65,000 shares which constitute all issued shares of Bimagraha.

               Bimagraha also has share participation in Satelindo amounting to 60,000,000 shares which constitute 42.5% of the total issued shares of Satelindo.

          f. PT. Sisindosat Lintas Buana ("Sisindosat"), whereby the Company owns 146,762,541 shares which constitute 96.87% of the total issued shares of Sisindosat.

               Sisindosat also has share participation in the following companies:

               i. PT. Asitelindo Data Buana, whereby Sisindosat owns 187,156 shares in PT. Asitelindo Data Buana which constitute 51% of the total issued shares of PT. Asitelindo Data Buana.

               ii. PT. Electronic Data Interchange Indonesia, whereby Sisindosat owns 12,250,000 shares in PT. Electronic Data Interchange Indonesia which constitute 49% of the total issued shares of PT. Electronic Data Interchange Indonesia.

               iii. PT. Intikom Telepersada, whereby Sisindosat owns 920 shares in PT. Intikom Telepersada, which constitute 46% of the total issued shares of PT. Intikom Telepersada.

               iv. PT. Graha Lintas Properti, whereby Sisindosat owns 16,800 shares in PT. Graha Lintas Properti, which constitute 37.84% of the total issued shares of PT. Graha Lintas Properti.

               v. PT. Sistelindo Mitra Lintas, whereby Sisindosat owns 52,500 shares in PT. Sistelindo Mitra Lintas which constitute 35% of the total issued shares of PT. Sistelindo Mitra Lintas.

               vi. PT. Kalimaya Perkasa Finance, whereby Sisindosat owns 3,000 shares in PT. Kalimaya Perkasa Finance which constitute 30% of the total issued shares of PT. Kalimaya Perkasa Finance.

               vii. USA Global Link, whereby Sisindosat owns 200,000 shares in
                    USA Global Link, which constitute 19.05% of the total issued shares of USA Global Link.

     9. The Company also has share participation with ownership of less than 50% in the following companies:

          a. Cambodia Indosat Telecommunication S.A., whereby the Company owns 6,590,500 shares in Cambodia Indosat Telecommunication S.A. which constitute 49% of the total issued shares of Cambodia Indosat Telecommunication S.A.

          b. PT. Yasawirya Tama Cipta, whereby the Company owns 7,741 shares in PT. Yasawirya Tama Cipta which constitute 40% of the total issued shares of PT. Yasawirya Tama Cipta.

          c. PT. Mitra Global Telekomunikasi Indonesia, whereby the Company owns 25,440 shares in PT. Mitra Global Telekomunikasi Indonesia which constitute 30.55% of the total issued shares of PT. Mitra Global Telekomunikasi Indonesia.

          d. PT. Multi Media Asia Indonesia, whereby the Company owns 485,000,000 shares in PT. Multi Media Asia which constitute 26.67% of the total issued shares of PT. Multi Media Asia Indonesia.

          e. ASEAN Telecom Holding Sdn. Bhd., whereby the Company has 135,000 shares in ASEAN Telecom Holding Sdn. Bhd. which constitute 17.60% of the total issued shares of ASEAN Telecom Holding Sdn. Bhd.

          f. ASEAN Cableship Pte. Ltd. whereby the Company has 840,000 shares in ASEAN Cableship Pte Ltd. which constitute 16.67% of the total issued shares of ASEAN Cableship Pte. Ltd.

          g. Acasia Communications Sdn. Bhd., whereby the Company has 1,001,922 shares in Acasia Communications which constitute 16,74% of the total issued shares of Acasia Communications Sdn.Bhd.

          h. PT. Patra Telekomunikasi Indonesia, whereby the Company has 2,000 shares in PT Patra Telekomunikasi which constitute 10% of the total issued shares of PT. Patra Telekomunikasi Indonesia.

          i. PT. Datakom Asia, whereby the Company has 4,725,806 shares in PT Datakom Asia which constitute 5% of the total issued shares of PT. Datakom Asia.

          j. ICO Global (Holdings) Limited, whereby the Company has share participation amounting to 0.0087% of the total issued shares of ICO Global (Holdings) Limited.

          k. Intelsat Plc., whereby the Company has share participation amounting to 0.338% of the total issued shares of The International Telecommunication Satellite Organization (INTELSAT).

          l. Inmarsat Ventures, whereby the Company has share participation amounting to 0.39763% of the total issued shares of The International Mobile Satellite Organization (INMARSAT).

     10. To the best of our knowledge, as at the issuance of this Legal Opinion, the Company is registered as the owner of plots of land in certain locations within the territory of Indonesia with the Right to Build land title represented in 34 certificates and owns other plots of land as further detailed in the Legal Due Diligence Report.

     11. To the best of our knowledge, as at the issuance of this Legal Opinion, the Company also owns other assets i.e. telecommunications equipment and devices, vehicles, deposits and intellectual property in the form of trademarks as further detailed in the Legal Due Diligence Report.

     12. To the best of our knowledge, agreements considered material by the Company, with the result of our examination as included in the Legal Due Diligence Report do not contravene the Company's Articles of Association.

     13. The insurance policies shown to us, with the result of our examination as included in the Legal Due Diligence Report, are legal and binding to the parties and do not contravene the Company's Articles of Association.

     14. Pursuant to Statement Letter of the Central Jakarta District Court dated 8 July 2003, No. W7.Dc.Ht.5010.VII.2003.03, as of 2000 up until the issuance date of such statement letter, neither the Company nor any members of its Board of Directors or

          Board of Commissioners were registered with the Clerk's Office of the Central Jakarta District Court as plaintiffs/defendants in Civil or Criminal proceedings.

     15. Pursuant to Statement Letter of Central Jakarta District/Commercial Court dated 7 July 2003, No. W7.Dc.Ht.4976.VII.2003.03, as of 1998 up until the issuance date of such statement letter, neither the Company nor any members of its Board of Directors or Board of Commissioners were registered with the Clerk's Office of the Central Jakarta District/Commercial Court as a party (either as a Plaintiff or Defendant) in any bankruptcy proceeding.

     16. Pursuant to Statement Letter of the Indonesian National Arbitration Board ("BANI") dated 11 July 2003, No. 03.301/SKB/VII/BANI/HU, within the last 2 years up until the issuance date of such statement letter, neither the Company nor any members of its Board of Directors or Board of Commissioners were registered with BANI's arbitration register.

     17. Pursuant to Statement Letter of the Regional Committee for the Settlement of Labor Disputes ("P4D") of DKI Jakarta dated 10 July 2003, No. 883/-1.838.9, based on the case registration list at the Clerk's Office of the Regional Committee for the Settlement of Labor Dispute of DKI Jakarta, within the last 2 years up until the issuance date of such statement letter, neither the Company nor any members of its Board of Directors or Board of Commissioners had been involved in an Industrial Relations Dispute or Termination of Employment.

     18. Pursuant to Statement Letter of the Central Committee for the Settlement of Labor Disputes ("P4P"), dated 10 July 2003 No. B.801/M/KP4P/VII/2003, within the period from 1 January 2002 up until the issuance date of such statement letter, P4P had never handled/processed any submission from the Company relating to a case of Termination of Employment or Industrial Relations Dispute.

     19. Pursuant to Statement Letter of the Jakarta State Administration Court dated 10 July 2003 No. W7.PTUN-JKT.UM.04.10-341-2003 up until the issuance date of such Statement Letter the Company had never been involved in any State Administration Dispute at the Jakarta State Administration Court, whether as Plantiff or Defendant.

     20. Pursuant to the Statement Letter of the Board of Directors of the Company dated 25 September 2003 and the Statement Letters of each member of its Board of Directors and Board of Commissioners respectively dated 25 September 2003, up until the issuance date of such statement letters, neither the Company nor any members of its Board of Directors or Board of Commissioners had been involved in any judicial institution/arbitration proceedings either within or outside Indonesia relating to civil, criminal, arbitration, bankruptcy, taxation, state administration or labor disputes.

II.  Satelindo

     1. Satelindo is a limited liability company duly established under the laws of the Republic of Indonesia.

     2. Satelindo is domiciled in Jakarta and was established under the name of PT. Satelit Palapa Indonesia, as a Domestic Investment Company under Law No. 12/1970 on Domestic Investment ("PMDN") pursuant to Deed of Establishment No. 128, dated 29 January 1993, drawn up before Imas Fatimah, S.H., Notary in Jakarta, as amended and reinstated pursuant to Deed of Amendment to Articles of Association No. 110, dated 26 February 1993 drawn up before Achmad Bajumi, S.H., substitute to Notary Imas Fatimah, S.H., Notary in Jakarta and further amended pursuant to Deed of Amendment No. 92, dated 12 March 1993 drawn up before Imas Fatimah, S.H., Notary in Jakarta.

          All of the aforesaid Deeds have been approved by the Minister of Justice of the Republic of Indonesia pursuant to Decree No. C2-1623.HT.01.01.TH.93, dated 13 March 1993, registered in the Clerk's Office of the South Jakarta District Court under No. 245/A.PT.HKM/ 1993/PN.JAK.SEL, No. 376/A.Not/HKM/1993/PN.JAK.SEL and No. 375/A.Not/HKM/1993/ PN.JAK.SEL. dated 18 April 1993 and published in the State Gazette of the Republic of Indonesia No. 39 dated 14 May 1993, Supplement No. 2132/1993.

          The Articles of Association of Satelindo have been further amended several times, the latest amendment as set out in Deed of the Statement of Meeting Resolutions No. 45 dated 17 September 2002, drawn up before Imas Fatimah, S.H., Notary in Jakarta, pursuant to which all provisions of the Articles of Association were amended and approved by the Minister of Justice of the Republic of Indonesia pursuant to Decree No. C-202254.HT.01.04.TH.2002, dated 18 October 2002.

          Pursuant to the President's Notification Letter No. 08/V/PMA/1995 dated 28 March 1995, the status of Satelindo as a Domestic Investment Company was changed to become a limited liability company with the status of a Foreign Investment Company (PMA) under Law No. 1 of 1967 regarding Foreign Investment as amended by Law No. 11 of 1970.

     3. Pursuant to its Articles of Association, Satelindo may engage in the field of network and/or telecommunications services including mobile network and/or telecommunications, multimedia services, including the businesses and activities of planning, infrastructure development, procurement of supporting telecommunications facilities and resources. To the best of our knowledge, Satelindo has obtained the requisite main licenses from the relevant authorities to conduct its businesses in accordance with the prevailing laws and regulations and such licenses remain in full effect.

     4. As at the issuance of this Legal Opinion, pursuant to Deed of Statement of Meeting Resolutions of the Amendment to the Articles of Association No. 68, dated 31 July 2002, drawn up before Imas Fatimah, S.H., Notary in Jakarta, reported to the Minister of Justice and accepted as well as recorded by the Ministry of Justice under No. C-15203 HT.01.04 dated 14 August 2002, the capitalization structure of Satelindo is as follows:

          Authorised Capital : Rp. 500,000,000,000
          Issued Capital     : Rp. 141,025,642,000
          Paid-Up Capital    : Rp. 141,025,642,000

          The Authorised Capital of Satelindo is divided into 500,000,000 (five hundred million) shares, each with a nominal value of Rp. 1,000 (one thousand Rupiah).

     5. As at the issuance of this Legal Opinion, pursuant to Deed of Amendment to Satelindo's Articles of Association No. 68 dated 31 July 2002, drawn up before Imas Fatimah, S.H., Notary in Jakarta, the composition of shareholders of Satelindo is as follows:

          =====================================================================
           No.    Shareholders     Rupiah Value     Number of Shares       %
          =====================================================================
           1.     The Company     81,025,642,000       81,025,642        57.45
          ---------------------------------------------------------------------
           2.     Bimagraha       60,000,000,000       60,000,000        42.54
          =====================================================================
                      Total      141,025,642,000      141,025,642       100.00
          =====================================================================


     6. The latest composition of the Board of Commissioners and Board of Directors of Satelindo pursuant to the Resolution of the Extraordinary General Meeting of Shareholders dated 1 July 2003, as set out in Deed No. 8 dated 2 August 2003 drawn up before Lily Harjati Soedeno, SH, Notary in Jakarta is as follows:

          Board of Directors:

          President Director        :   Johnny Swandy Sjam
          Vice President Director 1 :   Raymond Tan Kim Meng
          Vice President Director 2 :   Joseph Chan Lam Seng
          Director                  :   S. Wimbo S. Hardjito
          Director                  :   Noor SDK Devi
          Director                  :   Imron Harun
          Director                  :   Djoko Prajitno
          Director                  :   Atje M. Darjan
          Director                  :   Sumedi Kirono
          Director                  :   Fadzri Seantosa

          Board of Commissioners:
          President Commissioner   :   Ng Eng Ho
          Commissioner             :   Nicholas Tan Kok Peng
          Commissioner             :   Wityasmoro Sih Handayatno
          Commissioner             :   Sutrisman
          Commissioner             :   Indar Atmanto
          Commissioner             :   Dayu P. Rengganis
          Commissioner             :   Komalaningsih
          Commissioner             :   Dewie Pelitawati

     7. To the best of our knowledge, Satelindo's participation in the Manpower Social Security Program (Jamsostek), the establishment of Satelindo's labor union, determination of minimum wage and collective labor agreement have been implemented in accordance with the prevailing requirements.

     8. As at the issuance of this Legal Opinion, to the best of our knowledge, Satelindo has share participation with ownership of more than 50% in the following subsidiaries:

          i. PT. Satelindo Multi Media ("SMM"), whereby Satelindo owns 249 shares in SMM which constitute 99.6% of the total issued shares of SMM.

          ii. Satelindo International Finance B.V. ("Satelindo B.V."), whereby Satelindo owns 40 shares in Satelindo B.V., which constitute 100% of the total issued shares of Satelindo B.V.

     9. Satelindo has share participation with ownership of less than 50% in PT. Padang Golf Bukit Sentul, whereby Satelindo owns 13,600,000 shares in PT. Padang Golf Bukit Sentul which constitute 18.89% of the total issued shares PT. Padang Golf Bukit Sentul.

     10. To the best of our knowledge, as at the issuance of this Legal Opinion, Satelindo is registered as the owner of plots of land in certain locations within the territory of Indonesia with Right to Build land title and owns other plots of land as further detailed in the Legal Due Diligence Report.

     11. To the best of our knowledge, as at the issuance of this Legal Opinion, Satelindo also owns other assets i.e. telecommunications equipment and devices, vehicles, deposits and intellectual rights as further detailed in the Legal Due Diligence Report.

     12. To the best of our knowledge, agreements considered material by Satelindo, with the result of our examination as included in the Legal Due Diligence Report, do not contravene Satelindo's Articles of Association.

     13. The insurance policies shown to us, with the result of our examination as included in the Legal Due Diligence Report, are legal and binding to the parties and do not contravene Satelindo's Articles of Association.

     14. Pursuant to Statement Letter of the Jakarta State Administration Court dated 10 July 2003 No. W7.PTUN-JKT.UM.04.10.340-2003, up until the issuance date of such statement letter, Satelindo had never been involved in a State Administration dispute at the Jakarta State Administration Court whether as Plaintiff or a Defendant.

     15.  Pursuant to Statement Letter of the Central Jakarta
          District/Commercial Court dated 7 July 2003, No.
          W7.Dc.Ht.4977.VII.2003.03, as of 1998 up until the issuance date of such statement letter, Satelindo had never been registered with the Clerk's Office of the Central Jakarta District/Commercial Court as a party (either as a Plaintiff or Defendant) in any bankruptcy proceedings.

     16. Pursuant to Statement Letter of the West Jakarta District Court dated 8 July 2003, No. W7.Db.Ht.04.10.2729, as of January 2000 up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners were registered with the Clerk's Office of the West Jakarta District Court in any civil or criminal proceeding.

     17. Pursuant to Statement Letter of Banda Aceh District Court dated 28 July 2003, No. W1.Da.HT.04.10-459, up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor any land registered in the name of Satelindo had been involved in any civil proceedings at Banda Aceh District Court.

     18. Pursuant to Statement Letter of Banda Aceh District Court dated 28 July 2003, No. W1.Da.HN.01.10-1303, up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor any land registered in the name of Satelindo had been involved in any criminal proceedings at Banda Aceh District Court.

     19. Pursuant to Statement Letter of Lhoukseumawe District Court dated 28 July 2003, No. W1.Dd.HT.04.10-659, up until the issuance date of such statement letter, there had been no on-going civil or criminal proceedings involving Satelindo or any members of its Board of Directors or Board of Commissioners.

     20. Pursuant to Statement Letter of Medan District Court dated 2 September 2003, No. W2.Db.HL.04-10.6442/2003/PN.Mdn, as of 1 July 2001 up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor two plots of land had been recorded/registered with the Clerk's Office of Medan District Court as a disputing party either as Plaintiffs or Defendants in any civil or criminal proceedings.

     21. Pursuant to Statement Letter of Padang District Court dated 4 August 2003, No. W3.DB.HT.04.10-, as of 2000 up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor its land had been registered with the Clerk's Office of Padang District Court as a Plaintiff/Respondent or as the Defendant in any criminal proceedings and its land was not subject to any attachment order of Padang District Court.

     22. Pursuant to Statement Letter of Palembang District Court dated 5 August 2003, No. W5.Db5.HN.01.10-311-2003, up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor its land had been registered/recorded with the Clerk's Office of Palembang District Court as a Plaintiff/Respondent in any civil proceedings or as a Defendant in any criminal proceedings.

     23. Pursuant to Statement Letter of Purwakarta District Court dated 6 August 2003, No. W8.DY.P.01.10-332/2003, up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor any land registered in the name of Satelindo had been registered in any criminal or civil proceedings, specifically in connection with the relevant land, such land was not subject to any attachment order of such court.

     24. Pursuant to Statement Letter of Cianjur District Court dated 29 July 2003, No. 589/KET-PAN/2003/PN.Cj., as of 2000 up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners nor a plot of land registered in the name of Satelindo, had been registered, involved or subject to any civil or criminal proceedings in such court.

     25. Pursuant to Statement Letter of Semarang Regency District Court dated 6 August 2003, No. W9.De.AT.02.05-504, up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners had been registered as a Defendant in any criminal proceedings or as a Plaintiff or Respondent in any civil proceedings.

     26. Pursuant to Statement Letter of Semarang District Court dated 6 August 2003, No. W9-Dc.HT.09.10-06/2003/PN.Smg, as of 2000 up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners had been registered as a party in the civil/bankruptcy proceedings or as a Defendant in any civil proceedings.

     27. Pursuant to Statement Letter of the Nganjuk District Court dated 4 August 2003, No. W10.D23.AT.02.02-419/2003, up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners had been involved in civil or criminal proceedings and the land with the area of 500 M2 located in Desa Gunungkidul had never been involved in the civil or criminal proceedings in such court.

     28. Pursuant to Statement Letter of Balikpapan District Court dated 30 July 2003, No. W13.Dd.HT.04.10-0630, within the last 3 (three) years up until the issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners had been registered/recorded in any on-going civil and/or criminal proceedings in such court.

     29. Pursuant to Statement Letter of Manado District Court dated 29 July 2003, No. W14.Dc.HT.04.10-467, as of January 2002 up until the issuance date of such statement letter, Satelindo as the owner of a plot of land and all objects attached thereto, had not been and was not involved in any proceedings in such court.

     30. Pursuant to Statement Letter of the Indonesian National Arbitration Board (BANI) dated 11 July 2003, No. 03.302/SKB/VII/BANI/HU, within the last 2 years up until the issuance date of such statement letter, Satelindo was not registered with BANI's arbitration register.

     31. Pursuant to Statement Letter of the Regional Committee for the Settlement of Labor Disputes (P4D) of DKI Jakarta dated 10 July 2003, No. 882/-1.838.9, within the last 2 years up until issuance date of such statement letter, neither Satelindo nor any members of its Board of Directors or Board of Commissioners had been involved in any Industrial Relations Dispute or Termination of Employment case.

     32. Pursuant to Statement Letter of the Central Committee for the Settlement of Labor Disputes dated 10 July 2003 No. B.802/M/KP4P/VII/2003 within the period commencing 1 January 2002 up until the issuance date of such statement letter, the Central Committee for the Settlement of Labor Disputes had never handled or processed or has yet to handle or process any submission from Satelindo or any members of its Board of Directors or Board of Commissioners relating to a case of the Termination of Employment or Industrial Relations Dispute.

     33. Pursuant to the Statement Letter of the Board of Directors of Satelindo dated 12 June 2003 and the Statement Letters of each member of its Board of Directors and Board of Commissioners respectively dated 12 June 2003 and 31 Juli 2003, up until the issuance date of such statement letters, neither Satelindo nor any members of its Board of Directors or Board of Commissioners had been involved in any judicial institution/arbitration proceedings either within or outside Indonesia relating to material civil, criminal, arbitration, bankruptcy, taxation, state administration or labor disputes.

III. IM3

     1. IM3 is a limited liability company duly established under the laws of the Republic of Indonesia.

     2. IM3 is domiciled in Jakarta and was established pursuant to Deed of Establishment No. 43, dated 23 July 2001, drawn up before Rini Yulianti, S.H., Notary in Jakarta, the substitute to Notary Poerbaningsih Adi Warsito, S.H., Notary in Jakarta. Such Deed was approved by the Minister of Justice pursuant to Decree No. C-06875 HT.01.01.TH.2001 dated 28 August 2001 and registered with the Company Registry on 20 September 2001 with TDP No. 090516441708 and published in the State Gazette of the Republic of Indonesia No. 91 dated 13 November 2001, Supplement No. 7151.

          The Articles of Association of IM3 have been further amended by Deed of Minutes of the Extraordinary General Meeting of Shareholders No. 90 dated 20 November 2001, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, as restated by Deed of Statement of Meeting Resolutions No. 91 dated 20 November 2001, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, approved by the Minister of Justice pursuant to Decree No. C-00905 HT.01.04.TH.2002 dated 18 January 2002, registered with the Company Registry on 7 February 2002 with TDP No. 090516441708 and published in State Gazette of the Republic of Indonesia No. 47 dated 11 June 2002, Supplement No. 5717.

          The status of IM3 was changed to become a Domestic Investment Company with the issuance of Domestic Investment Approval No. 170/PMDN/2001 dated 13 December 2001 by the Capital Investment Coordinating Board ("BKPM"), as amended by the Change of Project Plan Approval No. 167/III/PMDN/2002 dated 4 September 2002 issued by BKPM.

     3. Pursuant to its Articles of Association, the purposes and objectives of IM3 are to engage in network and telecommunications services. In order to achieve such purposes and objectives, IM3 may engage in the field of cellular operator services which consist of the provision of GSM (Global System for Mobile Communications) and WAP (Wireless Application Protocol) services as well as other relevant communication services, the planning, engineering, establishment, provision, owning or leasing, development and operation as well as the maintenance of devices/infrastructure or other supporting facilities required to support the mobile telecommunications network and services, basic telephony telecommunications, multimedia and internet services including the preparation, development and provision of businesses related to the above telecommunications network and services for the purpose of the expansion of the telecommunications services for the public.

          To the best of our knowledge, IM3 has obtained the requisite main licenses from the relevant authorities to conduct its businesses in accordance with the prevailing laws and regulations and such licenses remain in full effect.

     4. As at the issuance of this Legal Opinion, pursuant to the Statement of Meeting Resolutions dated 20 November 2001 as set out in Deed No. 91 dated 21 November 2001, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, the capitalization structure of IM3 is as follows:

          Authorised Capital         : Rp. 6,000,000,000,000
          Issued Capital             : Rp. 1,729,478,617,000
          Paid-Up Capital            : Rp. 1,729,478,617,000

          The Authorised Capital of IM3 is divided into 6,000,000,000 (six billion) shares, each with a nominal value of Rp. 1,000 (one thousand Rupiah).

     5. As at the issuance of this Legal Opinion, the Company is the sole shareholders of IM3.

     6. The latest composition of the Board of Directors of IM3 pursuant to the Shareholders Resolutions dated 1 July 2003, as set out in Deed No. 6 dated 12 August 2003, drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, is as follows:

          Board of Directors:

          President Director         :     Yudi Rulanto Subyakto
          Vice President Director 1  :     Raymond Tan Kim Meng
          Vice President Director 2  :     Joseph Chan Lam Seng
          Director                   :     Sumedi Kirono
          Director                   :     Fadzri Sentosa
          Director                   :     Hulman Sidjabat
          Director                   :     Imron Harun
          Director                   :     S. Wimbo S. Hardjito

          The latest composition of the Board of Commissioners of IM3 pursuant to the Shareholders Resolutions dated 1 July 2003, is as follows:

          Board of Commissioners:

          President Commissioner     :     Ng Eng Ho
          Commissioner               :     Nicholas Tan Kok Peng
          Commissioner               :     Wityasmoro Sih Handayanto
          Commissioner               :     Sutrisman
          Commissioner               :     Indar Atmanto
          Commissioner               :     Dayu Padmara Rengganis

          Commissioner                       :        Komalaningsih
          Commissioner                       :        Dewie Pelitawati

     7. To the best of our knowledge, IM3's participation in the Manpower Social Security (Jamsostek), determination of minimum wage and collective labor agreement have been implemented in accordance with the prevailing requirements.

     8. On the issuance of this Legal Opinion, IM3 is registered as the owner of plots of land with Right to Build land title No. 1709/Cipamokolan located in Cipamokolan, Rancasari, Bandung, and Right to Build land title No. 426/Sumurboto located in Sumurboto, Banyumanik, Semarang, respectively.

     9. As at the issuance of this Legal Opinion, IM3 also owns other assets i.e. telecommunications equipment, vehicles and deposits as further detailed in the Legal Due Diligence Report.

     10. To the best of our knowledge, agreements considered material by IM3, with the result of our examination thereof as included in the Legal Due Diligence Report do not contravene IM3's Articles of Association.

     11. The insurance policies shown to us, with the result of our examination thereof as included in the Legal Due Diligence Report, are legal and binding to the parties and do not contravene IM3's Articles of Association.

     12. Pursuant to Statement Letter of the Central Jakarta District Court dated 15 July 2003, No. W7.Dc.Ht.5157.VII.2003.03, as of 2000 up until the issuance date of this statement letter, IM3 had never been registered with the Clerk's Office of the Central Jakarta District Court in any civil or commercial proceedings.

     13. Pursuant to Statement Letter of the Central Jakarta District/Commercial Court dated 14 July 2003, No. W7.Dc.Ht.5149.VII.2003.03, as of 1998 up until the date of this statement letter, IM3 had never been registered with the Clerk's Office of the Central Jakarta District/Commercial Court as a party (either as a Plaintiff or a Defendant) in any bankruptcy proceedings.

     14. Pursuant to Statement Letter of the Indonesian National Arbitration Board (BANI) dated 15 July 2003, No. 03.303/SKB/VII/BANI/HU, within the last 2 years up until the issuance date of this statement letter, IM3 was not registered in BANI's arbitration register.

     15. Pursuant to Statement Letter of the Jakarta State Administration Court dated 14 July 2003, No. W7.PTUN-JKT.UM.04.10.-345-2003, up until the issuance date of such statement letter, IM3 had never been involved in a State Administration dispute at the Jakarta State Administration Court, whether as a Plaintiff or Defendant.

     16. Pursuant to Statement Letter of the Regional Committee for the Settlement of Labor Disputes (P4D) of DKI Jakarta dated 15 July 2003, No. 921/-1.838.9, within the last 2 years up until the issuance date of such statement letter, IM3 and its executives had never been involved in any cases of Industrial Relations Dispute or Termination of Employment.

     17. Pursuant to Statement Letter of the Central Committee for the Settlement of Labor Dispute (P4P) dated 18 July 2003 No. B.814/M/KP4P/VII/2003 within a period commencing 1 January 2002 up until the issuance date of such statement, P4P had never handled/processed of any submission from IM3 or any member of its Board of Directors or Board of Commissioners relating to the cases of Termination of Employment or Industrial Relation Disputes.

     18. Pursuant to the Statement Letter of the Board of Directors of IM3 dated 6 June 2003 and the Statement Letters of each member of its Board of Directors and Board of Commissioners respectively dated 6 June 203, 23 June 2003 and 27 August 2003, up until the issuance date of such statement letters, neither IM3 nor any members of its Board of Directors or Board of Commissioners had been involved in any judicial institution/arbitration proceedings either within or outside Indonesia relating to civil, criminal, arbitration, bankruptcy, taxation, state administration or labor disputes.

IV.  Bimagraha

     1. Bimagraha is a limited liability company duly established under the laws of the Republic of Indonesia.

     2. Bimagraha was initially incorporated under the name of PT. Artha Jakarta Makmur pursuant to Deed of Establishment No. 195, dated 19 August 1992, drawn up before Benny Kristianto, S.H., Notary in Jakarta. The deed was approved by the Minister of Justice of the Republic of Indonesia pursuant to Decree No. C2-7343.HT.01.01.TH.92, dated 5 September 1992 and registered with the Clerk's Office of the Central Jakarta District Court dated 16 September 1992 under No. 2470/1992, and published in State Gazette of the Republic of Indonesia No. 88 dated 3 November 1992, Supplement No. 5588.

          The Articles of Association of Bimagraha have been further amended several times, the latest amendment of the Articles of Association is as set out in Deed of Statement of Meeting Resolution No. 12 dated 6 May 1999, drawn up before Imas Fatimah, S.H., Notary in Jakarta. Based on the Deed, the status of Bimagraha was changed to a Foreign Investment company under Law No. 1 of 1967, as amended by Law No. 11 of 1970 regarding Foreign Investments. This amendment was approved by the Minister of Justice of the Republic of Indonesia in Decree No. C-13510.HT.01.04.Th.99, registered with the Company Registry at the Registration Office of Central Jakarta No. 486/BH.09.05/1/2000, dated 4 January 2000 and published in State Gazette of the Republic of Indonesia No. 18 dated 3 March 2000, Supplement No. 1156.

     3. Pursuant to its Articles of Association, Bimagraha may engage in the fields of wholesale, import and export which consist of telecommunications equipment and devices utilizing satellites, cellular telephones, terrestrial networks (jaringan ruas bumi), satellite multimedia as well as telecommunications infrastructure and facilities including the provision and utilization of satellite telephones, international telecommunications network and cellular telephones. To the best of our knowledge, Bimagraha has obtained the requisite main licenses from the relevant authorities to conduct its business in accordance with the prevailing laws and regulations and such licenses remain in full effect.

     4. As at the issuance of this Legal Opinion, pursuant to Deed of Minutes of the Extraordinary General Meeting of Shareholders No. 181 dated 17 December 1992 drawn up before Drs. Hanifa Hali, S.H., Notary in Jakarta, the capitalization structure of Bimagraha is as follows:

          Authorised Capital         : Rp. 250,000,000,000
          Issued Capital             : Rp.  65,000,000,000
          Paid-Up Capital            : Rp.  65,000,000,000

          The Authorised Capital of Bimagraha is divided into 250,000 (two hundred fifty thousand) shares, each with a nominal value of Rp. 1,000,000 (one million Rupiah).

     5. As at the issuance of this Legal Opinion, the Company is the sole shareholder of Bimagraha.

     6. The latest composition of the Board of Directors and Board of Commissioners of Bimagraha under Deed of Statement of Shareholders Resolutions No. 2 dated 4 September 2002, drawn up before Julius Purnawan, S.H., Notary in Jakarta, is as follows:

          Board of Directors:
          Director                   :    Indar Atmanto

          Board of Commissioners:
          Commissioner               :    Achmad Prasetyo

     7. Pursuant to Statement Letter of the Central Jakarta District Court dated 15 July 2003, No. W7.Dc.Ht.5158.VII.2003.03, as of 2000 up until the issuance date of such statement letter, Bimagraha had never been registered with the Central Jakarta District Court in any civil or criminal proceedings.

     8. Pursuant to Statement Letter of the Central Jakarta District/Commercial Court dated 14 July 2003, No. W7.Dc.Ht.5148.VII.2003.03, as of 1998 up until the issuance date of such statement letter, Bimagraha had never been registered with the Clerk's Office of the Central Jakarta District/Commercial Court as a party (either a Plaintiff or Defendant) in any bankruptcy proceedings.

     9. Pursuant to Statement Letter of the Indonesian National Arbitration Board (BANI) dated 15 July 2003, No. 03.304/SKB/VII/BANI/HU, within the last 2 years up until the issuance date of such statement letter, Bimagraha was not registered in BANI's arbitration register.

     10. Pursuant to Statement Letter of the Jakarta State Administration Court dated 14 July 2003, No. W7.PTUN-JKT.UM.04.10-344-2003, up until the issuance date of such statement letter, Bimagraha had never been involved in a State Administration dispute at the Jakarta State Administration Court whether as a Plaintiff or a Defendant.

     112. Pursuant to Statement Letter of the Regional Committee for the Settlement of Labor Disputes (P4D) of DKI Jakarta dated 15 July 2003, No. 922/-1.838.9, within the last 2 years up until the issuance date of such statement letter, neither Bimagraha nor any members of the Board of Directors or Board of Commissioners had been involved in any Industrial Relations Dispute or Termination of Employment case.

     12. Pursuant to Statement Letter of the Central Committee for the Settlement of Labor Disputes (P4P) dated 18 July 2003 No. B.815/M/KP4P/VII/2003, within a period commencing 1 January 2002 up until the issuance date of such statement letter, P4P had never handled/processed any submission from Bimagraha or any members of its Board of Directors or Board of Commissioners relating to any case of Termination of Employment or Industrial Relations Dispute.

     13. Pursuant to the Statement Letter of the Board of Directors of Bimagraha dated 25 September 2003 and the Statement Letters of each member of its Board of Directors and Board of Commissioners respectively dated 25 September 2003, up until the issuance date of such statement letters, neither Bimagraha nor any members of its Board of Directors or Board of Commissioners had been involved in any judicial institution/arbitration proceedings either within or outside Indonesia relating to civil, criminal, arbitration, bankruptcy, taxation, state administration or labor disputes.

V. In relation to the implementation of this Merger, to the best of our knowledge, the Company, Satelindo, IM3 and Bimagraha are not in violation of any provisions under any agreements set out in the Legal Due Diligence Report in which the Company, Satelindo, IM3 and Bimagraha are parties.

VI. For the purpose of this Merger, the Company, Satelindo, IM3 and Bimagraha have duly regarded the provisions of their respective Articles of Association and the prevailing laws and regulations. In accordance with the prevailing laws and regulations of the Republic of Indonesia, the Merger will become effective after the following requirements have been fulfilled:

      1. The Statement of Completeness of Documents (statement of effectiveness) from BAPEPAM regarding the Merger Registration Statement submitted by Indosat has been obtained;
      2. The approvals of the extraordinary general meetings of shareholders of Indosat, Satelindo, IM3 and Bimagraha where meetings are validly held if attended by at least 3/4 (three quarters) of the total number of shares with valid voting rights and the approval of at least 3/4 (three quarters) of the total votes have been obtained;
      3. The approval of the Capital Investment Coordinating Board on the Merger has been obtained;
      4. The objections of creditors, if any, have been settled in accordance with prevailing laws and regulations of the Republic of Indonesia;
      5. The approval of the Directorate General of Tax in accordance with Decree of the Minister of Finance of the Republic of Indonesia No. 422/KMK.04/1998 has been obtained; and
      6.  The merger deed in relation to the Merger has been duly executed.

VII. There is no conflict of interest in the Merger among the Company, Satelindo, IM3 and Bimagraha and each of their respective Board of Directors as meant under Article 35 (2) of PP No. 27/1998 or conflict of interest in the Merger as stipulated under Article 5 (d) of Regulation IX.G.1 - Decree of the Chairman of BAPEPAM No. Kep-52/PM/1997 on Mergers or Consolidations of Public Companies or Issuers in conjunction with Regulation No. IX.E.1 Decree of the Chairman of BAPEPAM No. Kep-32/PM/2000 on Conflict of Interest of Certain Transactions, as the Merger of Satelindo, IM3 and Bimagraha into the Company is a merger by the Company with its subsidiaries of which the shares are wholly owned (100%) by the Company directly or indirectly.

VIII. The Merger shall not result in the Company violating the relevant provisions concerning the monopoly practice or unfair business competition as regulated in Law No. 5/1999 on Prohibition of Monopoly Practice and Unfair Business Competition.

IX. The merger plan has been prepared in accordance with the requirements of the prevailing laws and regulations relating to a merger of companies in Indonesia.

Rendered in Jakarta on the date as mentioned at the beginning of this Legal Opinion.

Yours faithfully,
MAKARIM & TAIRA S.

signed

Tuti Simorangkir
Partner

Cc:
Chairman of the Capital Market Supervisory Board
Gedung Baru, Departemen Keuangan Republik Indonesia
Jl. Dr. Wahidin Raya
Jakarta 10710

                                                                    ATTACHMENT 4

         Pro Forma Consolidated Financial Statements
         With Independent Accountants' Review Report
         May 31, 2003
         (Indonesian Currency)

         PT INDONESIAN SATELLITE CORPORATION Tbk
         [Formerly PERUSAHAAN PERSEROAN (PERSERO)
         PT INDONESIAN SATELLITE CORPORATION Tbk]
         AND SUBSIDIARIES

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                   WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT
                                  MAY 31, 2003
                                Table of Contents

                                                                           Page

Independent Accountants' Review Report

Pro Forma Consolidated Balance Sheet ..................................   71-74

Pro Forma Consolidated Statement of Income ............................   75-76

Notes to the Pro Forma Consolidated Financial Statements ..............   77-79

                           ***************************

This report is originally issued in Indonesian language.

Independent Accountants' Review Report

Report No. RPC-1199/02

The Stockholders and Boards of Commissioners and Directors
PT Indonesian Satellite Corporation Tbk
[Formerly Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation
Tbk]

We have reviewed the pro forma adjustments reflecting the merger transaction as described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated balance sheet of PT Indonesian Satellite Corporation Tbk [formerly Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk] and Subsidiaries ("the Companies") as of May 31, 2003, and the pro forma consolidated statement of income for the five months then ended. These historical consolidated financial statements are derived from the historical consolidated financial statements of the Companies, which were audited by us. Such pro forma adjustments are based on management's assumptions as described in Note 2. Our review was conducted in accordance with standards established by the Indonesian Institute of Accountants.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the merger transaction occurred at an earlier date. However, the pro forma consolidated financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transaction actually occurred earlier.

This report is originally issued in Indonesian language.

Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction as described in Note 1, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical consolidated financial statement amounts in the pro forma consolidated balance sheet as of May 31, 2003, and the pro forma consolidated statement of income for the five months then ended.

PRASETIO, SARWOKO & SANDJAJA

Drs. Soemarso S. Rahardjo, ME
Public Accountant License No. 98.1.0064

September 5, 2003


The accompanying pro forma consolidated financial statements are not intended to present the pro forma financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such pro forma consolidated financial statements are those generally accepted and applied in Indonesia.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  May 31, 2003
              (Expressed in millions of rupiah, except share data)

                                                                    Historical       Pro Forma          Pro Forma
                                                                     Balances       Adjustments         Balances
                                                                   ------------     -----------       ------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             2,501,718          (1,719)(a)      2,499,999
Short-term investments                                                  186,116               -            186,116
Accounts receivable
    Trade
       Related parties
           PT Telekomunikasi Indonesia Tbk
              ("Telkom") - net of allowance for
              doubtful accounts of Rp 83,868                            253,268               -            253,268
           Others - net of allowance for
              doubtful accounts of Rp 49,020                            232,459               -            232,459
       Third parties - net of allowance for
           doubtful accounts of  Rp 264,056                             753,205               -            753,205
    Others
       Related party
           Telkom                                                        33,144               -             33,144
       Third parties                                                     94,563               -             94,563
Inventories                                                              83,588               -             83,588
Advances                                                                 41,075               -             41,075
Prepaid taxes and expenses                                              618,218         762,013 (b)      1,380,231
Other current assets                                                     93,823               -             93,823
                                                                   ------------     -----------       ------------
Total Current Assets                                                  4,891,177         760,294          5,651,471
                                                                   ------------     -----------       ------------
NON-CURRENT ASSETS
Due from related parties - net of allowance for
    doubtful accounts of Rp 77,905                                       32,366               -             32,366
Deferred tax assets - net                                               149,358         (98,273)(c)         51,085
Investments in associated companies - net
    of allowance for decline in value of Rp 82,781                      158,522               -            158,522
Other long-term investments - net of allowance
    for decline in value of Rp 249,193                                  273,669               -            273,669
Property and equipment
    Carrying value                                                   19,097,719               -         19,097,719
    Accumulated depreciation                                         (6,573,886)              -         (6,573,886)
    Impairment in value                                                (131,209)              -           (131,209)
                                                                   ------------     -----------       ------------
    Net                                                              12,392,624               -         12,392,624

 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated balance sheet.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
                PRO FORMA CONSOLIDATED BALANCE SHEET (continued)
                                  May 31, 2003
              (Expressed in millions of rupiah, except share data)

                                                   Historical            Pro Forma           Pro Forma
                                                    Balances            Adjustments          Balances
Goodwill - net                                       4,001,474                 -            4,001,474
Long-term receivables                                  133,894                 -              133,894
Long-term prepaid pension - net of current
    portion                                            277,098                 -              277,098
Long-term advances                                      19,863                 -               19,863
Others                                                 228,285                 -              228,285
                                                --------------      ------------         ------------
Total Non-Current Assets                            17,667,153           (98,273)          17,568,880
                                                --------------      ------------         ------------

TOTAL ASSETS                                        22,558,330           662,021           23,220,351
                                                ==============      ============         ============


The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated balance sheet.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
                PRO FORMA CONSOLIDATED BALANCE SHEET (continued)
                                  May 31, 2003
              (Expressed in millions of rupiah, except share data)

                                                  Historical       Pro Forma             Pro Forma
                                                   Balances       Adjustments            Balances
                                                 ------------     -----------          ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans                                        2,451               -                 2,451
Accounts payable - trade
    Related parties                                    12,991               -                12,991
    Third parties                                     120,428               -               120,428
Procurement payable                                   606,257               -               606,257
Taxes payable                                         263,360         762,013 (b)         1,027,225
                                                                        2,963 (d)
                                                                       (1,111)(e)
Accrued expenses                                      498,207               -               498,207
Unearned income                                       448,203               -               448,203
Deposits from customers                                10,241               -                10,241
Current maturities of long-term debts
    Related party
       Government of the Republic of
           Indonesia                                    5,241               -                 5,241
    Third parties                                     769,054               -               769,054
Other current liabilities                              89,485               -                89,485
                                                 ------------     -----------          ------------
Total Current Liabilities                           2,825,918         763,865             3,589,783
                                                 ------------     -----------          ------------
NON-CURRENT LIABILITIES
Due to related parties                                  8,410               -                 8,410
Deferred tax liabilities - net                      1,323,585         (98,273)(c)           516,706
                                                                     (395,180)(f)
                                                                     (313,426)(g)
Long-term debts - net of current maturities
    Related parties                                 1,952,146               -             1,952,146
    Third parties                                   1,297,704               -             1,297,704
Bonds payable                                       3,828,635               -             3,828,635
Other non-current liabilities                         218,542               -               218,542
                                                 ------------     -----------          ------------
Total Non-Current Liabilities                       8,629,022        (806,879)            7,822,143
                                                 ------------     -----------          ------------
MINORITY INTEREST                                     136,969            (977)(a)           135,992
                                                 ------------     -----------          ------------

The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated balance sheet.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
                PRO FORMA CONSOLIDATED BALANCE SHEET (continued)
                                  May 31, 2003
              (Expressed in millions of rupiah, except share data)

                                                   Historical      Pro Forma       Pro Forma
                                                    Balances      Adjustments       Balances
                                                 ------------    -------------    ------------
STOCKHOLDERS' EQUITY
Capital stock - Rp 500 par value per
    A share and B share
    Authorized - 1 A share and
       3,999,999,999 B shares
    Issued and fully paid - 1 A share and
       1,035,499,999 B shares                         517,750                -         517,750
Premium on capital stock                              673,075                -         673,075
Difference in value from restructuring
    transactions of entities under common
    control                                         4,467,740                -       4,467,740
Difference in transactions of equity changes
    in associated companies/subsidiaries              284,378          120,124(f)      584,603
                                                                       180,101(g)
Retained earnings

    Appropriated                                       14,528                -          14,528
    Unappropriated                                  5,008,950          405,787       5,414,737
                                                 ------------    -------------    ------------
Total Stockholders' Equity                         10,966,421          706,012      11,672,433
                                                 ------------    -------------    ------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                               22,558,330          662,021      23,220,351
                                                 ============    =============    ============

 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated balance sheet.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                         Five Months Ended May 31, 2003
              (Expressed in millions of rupiah, except share data)

                                                  Historical          Pro Forma             Pro Forma
                                                   Balances          Adjustments             Balances
                                                -------------       ---------------       --------------
OPERATING REVENUES
Cellular                                            1,813,706                     -            1,813,706
International calls                                   844,878                     -              844,878
Multimedia, Data Communication, Internet
    ("MIDI")                                          517,517                     -              517,517
Other services                                         31,871                     -               31,871
                                                -------------       ---------------       --------------
Total Operating Revenues                            3,207,972                     -            3,207,972
                                                -------------       ---------------       --------------

OPERATING EXPENSES
Depreciation                                          629,685                     -              629,685
Personnel costs                                       292,247                     -              292,247
Compensation to telecommunications carriers
    and service providers                             280,624                     -              280,624
Administration and general                            179,710                     -              179,710
Maintenance                                           124,075                     -              124,075
Marketing                                              89,913                     -               89,913
Leased circuits                                        68,998                     -               68,998
Other costs of services                               375,260                     -              375,260
                                                -------------       ---------------       --------------
Total Operating Expenses                            2,040,512                     -            2,040,512
                                                -------------       ---------------       --------------
OPERATING INCOME                                    1,167,460                     -            1,167,460
                                                -------------       ---------------       --------------

OTHER INCOME (EXPENSES)
Gain on foreign exchange - net                        214,594                     -              214,594
Interest income                                        73,178                     -               73,178
Interest expense                                     (315,014)                    -             (315,014)
Amortization of goodwill                             (123,566)                    -             (123,566)
Consultancy fees                                       (5,195)                    -               (5,195)
Others - net                                         (151,078)                 (742)(a)         (154,783)
                                                                             (2,963)(d)
                                                -------------       ---------------       --------------
Other Income (Expenses) - Net                        (307,081)               (3,705)            (310,786)

EQUITY IN NET LOSS OF
ASSOCIATED COMPANIES                                   (1,646)                    -               (1,646)
                                                -------------       ---------------       --------------
INCOME BEFORE INCOME TAX                              858,733                (3,705)             855,028

 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated statement of income.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (continued)
                         Five Months Ended May 31, 2003
              (Expressed in millions of rupiah, except share data)


                                           Historical     Pro Forma       Pro Forma
                                            Balances     Adjustments       Balances
                                          ------------  -------------    -----------
INCOME TAX BENEFIT (EXPENSE)
Current                                     (319,801)        1,111 (e)    (318,690)
Deferred                                    (167,679)      275,056 (f)     240,702
                                                           133,325 (g)
                                          ----------    ----------       ---------
Income Tax Expense - Net                    (487,480)      409,492         (77,988
                                          ----------    ----------       ---------

INCOME BEFORE MINORITY INTEREST
IN NET INCOME OF SUBSIDIARIES                371,253       405,787         777,040

MINORITY INTEREST IN NET INCOME OF
SUBSIDIARIES                                  (8,327)            -          (8,327)
                                          ----------    ----------       ---------
NET INCOME                                   362,926       405,787         768,713
                                          ==========    ==========       =========

BASIC EARNINGS PER SHARE                      350.48                        742.36
                                          ==========                     =========

BASIC EARNINGS PER ADS (ten B shares
     per ADS)                               3,504.84                      7,423.60
                                          ==========                     =========

-----------------
(a) acquisition by the Company of minority shares in PT Indosat Multi Media Mobile ("IM3")
(b) Value Added Tax ("VAT") output and input on transfer of assets from PT Satelit Palapa Indonesia ("Satelindo") and IM3 to the Company
(c) offset of IM3's deferred tax assets ("DTA") against deferred tax liabilities ("DTL") of the Company, Satelindo and PT Bimagraha Telekomindo ("Bimagraha")
(d) duty on transfer of land and/or building title from Satelindo and IM3 to the Company
(e)  tax effect on the changes in the Company's income relating to (a) and (d)
(f) reversal of DTL on the Company's equity in net income and on difference in transactions of equity changes in Satelindo and Bimagraha
(g) reversal of DTL recognized by Bimagraha on its equity in net income and on difference in transactions of equity changes in Satelindo


 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated statement of income.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                     PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (continued)
                         Five Months Ended May 31, 2003
              (Expressed in millions of rupiah, except share data)


1. TRANSACTION REFLECTED IN THE PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF INCOME

     PT Indonesian Satellite Corporation Tbk ("the Company") plans to merge with its subsidiaries, Satelindo, IM3 and Bimagraha, with the Company as the surviving entity. The merger is in line with the Company's strategy to become a cellular-focused full network and service provider. Currently, the structure of the Company's ownership in Bimagraha, Satelindo and IM3 is as follows:

                                                                   Equity Interest (%)
                                                                   -------------------
     Bimagraha                                                            100.00
     Satelindo
       . Direct                                                            57.45
       . Indirect through Bimagraha, wholly owned by the Company           42.55
     IM3                                                                   99.94

     The Company expects that the merger will enhance the fundamental value of the Company, strengthen its financial structure, improve its competitiveness in the cellular business and enhance efficiency in capital expenditures.

     To materialize its merger plan, based on a Share Transfer Agreement dated August 22, 2003, the Company acquired 0.06% equity interest in IM3 from its minority stockholder, Koperasi Pegawai Indosat ("Kopindosat"), for a total consideration of Rp 1,719. As a result of this transaction, the Company became the owner of 100% of the issued and fully paid capital stock of IM3.

     The merger is expected to materialize at the end of 2003.

2. MANAGEMENT ASSUMPTIONS USED IN THE PREPARATION OF THE PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF INCOME

     The objective of this pro forma financial information is to show the significant effects on the historical information had the transaction described in Note 1 occurred on May 31, 2003.

     The primary assumptions used by management in preparing the pro forma consolidated balance sheet and statement of income are as follows:

     a.   Accounting for Merger

          The merger of the Company and its subsidiaries, being entities under common control, is accounted for using the pooling-of-interests method. Under the pooling-of-interests method, the historical carrying amounts of the net assets of the entities have been combined, as if they were a single entity, in accordance with Statement of Financial Accounting Standards No. 38, "Accounting for Restructuring Transactions of Entities under Common Control". The net assets transferred are recorded at their respective book values.


 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated balance sheet.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                    PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (continued)
                         Five Months Ended May 31, 2003
              (Expressed in millions of rupiah, except share data)


     b.   Tax Office Approval for Merger

          The merger of the Company and its subsidiaries is assumed to have been approved by the Director General of Taxes. Accordingly, in accordance with the prevailing tax regulations, the merger will be conducted using the book value.

     c.   Tax Loss Carry-over of IM3

          DTA amounting to Rp 199,931 on IM3's tax loss carry-over is assumed to be transferred to the Company (see Note 3). The transfer is assumed to have the approval from the Director General of Taxes.

     d.   VAT on Transfer of Assets

          The Company assumed that a 10% VAT is imposed on the book value of inventories and property and equipment to be transferred by Satelindo and IM3 to the Company, as stipulated in the prevailing tax regulations.

     e.   Duty on Transfer of Land and/or Building Title

          The Company assumed that the Director General of Taxes grants 50% reduction of the 5% duty on the book value of the land and/or building title to be transferred by Satelindo and IM3, as stipulated in the prevailing tax regulations.

     f.   DTL (DTA)

          As of May 31, 2003, the Company recognized DTL on its equity in net income and difference in transactions of equity changes in Satelindo, IM3 and Bimagraha. Total DTL recognized by the Company as of May 31, 2003 amounted to Rp 395,180, including Rp 120,124 which was charged directly to Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries, a component of Stockholders' Equity.

          Bimagraha also recognized DTL on its equity in net income and difference in transactions of equity changes in Satelindo. As of May 31, 2003, the DTL recognized on its equity in net income and difference in transactions of equity changes in Satelindo amounted to Rp 133,325 and Rp 180,101, respectively.

          Due to the planned merger, the Company's expectation on the probability of the future settlement of the DTL changes since its investments in the merged subsidiaries are assumed not be sold to third parties; accordingly, all of the above DTL were reversed.

          In the pro forma consolidated balance sheet, the DTL of the Company, Satelindo and Bimagraha are presented net of the DTA of IM3 since it is assumed that these companies will be merged into one entity under one tax-paying jurisdiction.


 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated statement of income.

These pro forma consolidated financial statements are originally issued in Indonesian language.

                    PT INDONESIAN SATELLITE CORPORATION Tbk
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                                AND SUBSIDIARIES
             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (continued)
                         Five Months Ended May 31, 2003
              (Expressed in millions of rupiah, except share data)


3.   LIMITATION OF THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     To determine the loss carry-over that IM3 can transfer to the Company under the prevailing tax regulations, IM3 has to revalue its property and equipment. IM3's tax loss carry-over, net of the resulting revaluation increment, will then be transferred to the Company. As of September 5, 2003, the revaluation of the property and equipment of IM3 has not been finalized, and hence the pro forma consolidated financial statements have not reflected the effect of the revaluation.


 The accompanying Independent Accountants' Review Report and Notes to Pro Forma Consolidated Financial Statements should be read in conjunction with this pro forma consolidated statement of income.

                                                                    ATTACHMENT 5

                                   MERGER DEED
                                     Number:


-On this day, _______________.

-Appear before me, _________________, Sarjana Hukum, Notary in Jakarta, in the presence of witnesses who are known to me, Notary and whose names will be mentioned at the end of this deed.

     I. -Mister Widya Purnama, born in _________, on ______________ (______),
     Indonesian citizen, private person, residing in ________ Jakarta, _________ Rukun Tetangga ___, Rukun Warga ___, ________ Village, _________ Subdistrict, holder of Identification Card number _________________;

     -according to his statement in this matter is acting:

     -in his capacity as the President Director of the company which will be mentioned below, thereby representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Indonesian Satellite Corporation Tbk, having its domicile in Jakarta of which the amendment to the entire articles of association and its further amendments have been announced in:

     -State Gazette of the Republic of Indonesia dated twenty third of March one thousand ninety eight (23-3-1998) number 23, Supplement number 1662;

     -State Gazette of the Republic of Indonesia dated sixth of August one thousand nine hundred and ninety nine (6-8-1999) number 63, Supplement number 214;

     -State Gazette of the Republic of Indonesia dated sixteenth of November two thousand one (16-11-2001) number 92, Supplement number 7262;

     -lastly amended by the following deeds:

     -dated twenty seventh of December two thousand two (27-12-2002) number 41, the report of which has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of its letter dated thirteen of January two thousand three (13-1-2003) number:
     CUM.02.01.4682;

     -dated twenty seven of December two thousand two (27-12-2002) number 42, the report of which has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of his letter dated sixteenth of January two thousand three (16-1-2003) number C-00859 HT.01.04.TH.2003;

     -dated eighth of January two thousand three (8-1-2003) number 6, which has been approved by the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of his decree dated twenty second of March two thousand three (22-3-2003) number C-06145 HT.01.04.TH.2003;

     all were made before Rini Yulianti, Sarjana Hukum, Kandidat Notaris at that time substitute to Poerbaningsih Adi Warsito, Sarjana Hukum, Notary in Jakarta;

-(hereinafter referred to as "Indosat" or the "Surviving Company").

     II. -Mister Johnny Swandi Sjam, born in _________, on ______________ (______), Indonesian citizen, private person, residing in ________ Jakarta, _________ Rukun Tetangga ___, Rukun Warga ___, ________ Village, _________
     Subdistrict, holder of Identification Card number _________________;

     -according to his statement in this matter is acting:

     -in his capacity as the President Director of the company which will be mentioned below, thereby representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Satelit Palapa Indonesia, having its domicile in Jakarta of which the amendment to the entire articles of association and its further amendments have been announced in:

     -State Gazette of the Republic of Indonesia dated eleventh of April two thousand (11-4-2000) number 29, Supplement number 1791;

     -lastly amended by the followings deed:

     -dated thirty first of July two thousand two (31-7-2002) number 68 made before Imas Fatimah, Sarjana Hukum, Notary in Jakarta, the report of which has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of its letter dated fourteenth of August two thousand two (14-8-2002) number C15203 HT.01.04.TH.2002;

     -dated seventeenth of September two thousand two (27-9-2002) number 45 made before Imas Fatimah, Sarjana Hukum, Notary in Jakarta dated seventeenth of September two thousand two number which has been approved by the Minister of Justice And Human Rights of the Republic of Indonesia by virtue of its letter dated eighteenth of October two thousand two (18-10-2002) number C-20254 HT01.04.TH2002;

-(hereinafter referred to as "Satelindo").

     III. -Mister Yudi Rulanto Subyakto, born in _________, on ______________ (______), Indonesian citizen, private person, residing in ________ Jakarta, _________ Rukun Tetangga ___, Rukun Warga ___, ________ Village, _________
     Subdistrict, holder of Identification Card number _________________;

     -according to his statement in this matter is acting:

     -in his capacity as the President Director of the company which will be mentioned below, thereby representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Indosat Multi Media Mobile, having its domicile in Jakarta of which the articles of association and its amendments have been announced in:

     -State Gazette of the Republic of Indonesia dated thirteenth of November two thousand one (13-11-2001) number 91_____, Supplement number 7151;

     -State Gazette of the Republic of Indonesia dated eleventh of June two thousand two (11-6-2001) number 47, Supplement number 5717;

-(hereinafter referred to as "IM3").

     IV.   -Mister Indar Atmanto, born in _________, on ______________ (______),
     Indonesian citizen, private person, residing in ________ Jakarta, _________ Rukun Tetangga ___, Rukun Warga ___, ________ Village, _________ Subdistrict, holder of Identification Card number _________________;

     -according to his statement in this matter is acting:

     -in his capacity as the Director of the company which will be mentioned below, thereby representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Bimagraha Telekomindo, having its domicile in Jakarta of which the amendment to the entire articles of association and its further amendments have been announced in:

     -State Gazette of the Republic of Indonesia dated sixth of July one thousand nine hundred and ninety nine number 54, Supplement number 4008;

     -State Gazette of the Republic of Indonesia dated third of May two thousand two (3-3-2002) number 18, Supplement number 1156;

     -State Gazette of the Republic of Indonesia dated seventh of March two thousand and three (7-3-2003) number 29, Supplement number 187;

-(hereinafter referred to as "Bimagraha" and jointly with Satelindo and IM3 referred to as the "Merged Companies").

-The Surviving Company and the Merged Companies hereinafter jointly referred to as the "Merging Companies".

-The appearers acting in their above mentioned capacities, consider:

A. -Whereas the General Meeting of Shareholders of each Merging Companies all of which were convened on ___________ two thousand three (__-__-2003) have resolved to conduct a merger by way as mentioned in Article 102 of Law number 1 year 1995 (one thousand nine hundred ninety five), regarding Limited Liability Companies in which the Surviving Company, by comprehensive assignment of rights, acquires the entire assets and obligations of the Merged Companies (hereinafter referred to as "Merger").

B. -Whereas prior to the Merger, 1 (one) Seri A share and 1,035,499,999 (one billion thirty five million four hundred ninety nine thousand nine hundred ninety nine) Seri B shares, each with nominal value of Rp.500,- (five hundred Rupiah) or all amounting to Rp.517,750,000,000,- (five hundred seventeen billion seven hundred fifty million Rupiah) in the capital of the Surviving Company have been issued and subscribed.

C. -Whereas prior to the Merger, the Surviving Company owns (i) directly 60,000,000,000 (sixty billion) and indirectly 81,025,642,000 (eighty one billion twenty five million six hundred forty two thousand) common shares, each with nominal value of Rp.1,000 (one thousand Rupiah) in the capital of Satelindo which constitutes 100% (one hundred percent) of all the issued and subscribed shares in the capital of Satelindo (ii) 1,729,478,617 (one billion seven hundred twenty nine million four hundred seventy eight thousand six hundred seventeen) common shares, each with nominal value of Rp.1,000 (one thousand Rupiah) in the capital of IM3 which constitutes 100% (one hundred percent) of all issued and subscribed shares in the capital of IM3 and (iii) 65,000 (sixty five thousand) common shares, each with nominal value of Rp.1,000,000 (one million Rupiah) in the capital of Bimagraha which constitutes 100% (one hundred percents) of all issued and subscribed shares in the capital of Bimagraha.

D. -Whereas in the Merger there is no capital increase in the Surviving Company so that accordingly after the Merger has taken into effect, the issued and subscribed capital of the Surviving Company are the same as before the Merger being 1 (one) Seri A share and 1,035,499,999 (one billion thirty five million four hundred ninety nine thousand nine hundred ninety nine) Seri B shares with the same total amount of Rp.517,750,000,000,- (five hundred seventeen billion seven hundred fifty million Rupiah).

E. -Whereas after the Merger has taken into effect, the shares in the capital of the Merged Companies owned by the Surviving Company will be withdrawn and in accordance with the provision of Article 107 paragraph 3 Law Number 1 Year 1995 (one thousand nine hundred ninety five), each Merged Companies is dissolved as a matter of law without prior liquidation.

F. -Whereas there is no right to a benefit or to a pledge attached to the shares in the capital of each Merged Companies except for the pledge over 5,128,206 (five million one hundred twenty eight thousand two hundred six) shares owned by Indosat in the share capital of Satelindo.

G. -Whereas the Board of Directors of the Surviving Company have prepared a Business Merger Plan Proposal (Usulan Rencana Penggabungan Usaha) and each Board of Directors of the Merged Companies have prepared a Merger Plan Proposal (Usulan Rencana Penggabungan), as meant in Article 7 of Government Regulation Number: 27 of 1998 (one thousand nine hundred ninety eight) and
     Article 4.a of Regulation Number IX.G.1 Decree of the Capital Market Supervisory Board Number Kep-52 Year 1997 (one thousand nine hundred ninety seven) (the Business Merger Plan Proposal and Merger Plan Proposal hereinafter collectively referred to as the "Merger Plan Proposals") which have been approved by all members of the Board of Commissioners of the relevant Merging Companies on twenty first July two thousand three (21-7-2003).

H. -Whereas the Board of Directors of each Merging Companies have jointly prepared and executed a Merger Plan dated twenty fifth of September two thousand three (25-9-2003), as meant in Article 102 of Law Number 1 Year 1995 (one thousand nine hundred ninety five) and Article 4.b. of Regulation Number IX.G.1 Decree of the Capital Market Supervisory Board Number Kep-52 Year 1997 (one thousand nine hundred ninety seven).

I. -Whereas the Merger Plan Proposals, balance sheet and profit-loss statement for the years ending thirty first December two thousand (31-12-2000), thirty first December two thousand one (31-12-2001) and thirty first December two thousand two (31-12-2002), and interim balance sheet and profit-loss statement of each Merging Companies for the 5 (five)month period as per thirty first May two thousand three (30-5- 2003), proforma balance sheet and profit-loss statement of the Surviving Company after the Merger as well as other information required by Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight) and Decree of the Capital Market Supervisory Board Number Kep-52 Year 1997 (one thousand nine hundred ninety seven) are parts of the Merger Plan jointly prepared by the Board of Directors of the Merging Companies.

J. -Whereas the Extraordinary General Meeting of Shareholders of each Merging Companies has approved the Merger and declared the resolution to conduct the Merger of the Merging

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     Companies, as stated in my deed, Notary, dated ___________2003 (two thousand three) each with number __, __, __ and __.

-Accordingly, on the basis of everything described above, the appearers, each acting in the capacity mentioned above explain that by reference to the Merger Plan and Circular Letter, the Surviving Company and the Merged Companies have agreed and consent to and hereby conclude the merger agreement with the following terms and conditions:

Article 1
Interpretation of Agreement

1.1. -Definition

     -In this Deed, these following terms shall have the meanings as follows:

     -"Merger Deed" or "Deed" means the merger agreement as set out in this Deed together will all annexes, additions and/or amendments;

     -"Bapepam" means the Capital Market Supervisory Board;

     -"BKPM" means the Foreign Investment Coordinating Board;

     -"Stock Exchange" means both the Jakarta Stock Exchange and/or the Surabaya Stock Exchange which have the function as described in Law number 8 Year 1995 (one thousand nine hundred ninety five) and/or New York Stock Exchange, United States of America;

     -"Business Day" means the day on which banking institutions are open for business and settlement of payments one to another as well as the day on which the Stock Exchange carry out transactions and provide securities transactions facilities;

     -"Assigned Assets and Obligations", in relation to the Merged Companies, means all wealth/assets and debts/obligations which on the Effective Date Of Merger are owned or is the responsibilities and burdens of the Merged Companies, which based on the Merger will be assigned by law to the Surviving Company;

     -"Minister of Justice and Human Rights" means the Minister of Justice and Human Rights of the Republic of Indonesia or the official authorised to represent the relevant Minister;

     -"Minister of Communications" means the Minister of Communications of the Republic of Indonesia or the official authorised to represent the relevant Minister;

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     -"Merger" means merging between the Merged Companies with the Surviving
     Company by way of maintaining the Surviving Company as the Surviving Company and the Assigned Assets and Obligations from the Merged Companies assigned by law to the Surviving Company and the Merged Companies are dissolved without conducting prior liquidation process;

     -" Statement of Effectiveness" means the statement from Bapepam that the Merger Registration Statement submitted by the Surviving Company is effective;

     -"BKPM Approval" means the BKPM approval to the merger application submitted by the Participating Companies in accordance with Decree of BKPM number __________ dated _________________ (______________);

     -"Minister of Communication Approval" means the letter number PT 00315/20 Phb-2003 dated twenty nine August two thousand three (29-8-2003) whereunder Indosat has obtained approval from the Minister of Communication to continue all telecommunication licenses and frequency bandwidths allocated to PT. Satelit Palapa Indonesia and PT. Indosat Multi Media Mobile following the effectiveness of the Merger;

     -"Voluntary Resignation Program in the Framework of Transformation ("PPDS Transformasi") means the resignation program as provided in the decision of the Board of Directors of each of the Merging Companies;

     -"Surviving Company" means Indosat which as of the Effective Date of Merger accepts the entire Assigned Assets and Obligations from all Merged Companies;

     -"RUPSLB Indosat" is the Extraordinary General Meeting of Shareholders of PT. Indonesian Satellite Corporation Tbk. as set out in deed dated ____________ (___________) number ______ made by me, Notary;

     -"RUPSLB Satelindo" is the Extraordinary General Meeting of Shareholders of PT. Satelit Palapa Indonesia as set out in deed dated ____________ (___________) number ______ made by me, Notary;

     -"RUPSLB IM3" is the Extraordinary General Meeting of Shareholders of PT. Indosat Multi Media Mobile as set out in deed dated ____________ (___________) number ______ made by me, Notary;

     -"RUPSLB Bimagraha" is the Extraordinary General Meeting of Shareholders of PT. Bimagraha Telekomindo as set out in deed dated ____________ (___________) number ______ made by me, Notary;

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     -" Merger Plan" shall have the meaning as defined in premise H of this
     Merger Deed as attached and constitutes an integral part to this Merger
     Deed;

     -"SEC" means the United States Securities and Exchange Commission;

     -"Effective Date of Merger" means the date on which the Merger as meant in this Merger Deed commences effective, such date is the same with the date of the execution of this Merger Deed.

1.2. -Annexes

     -Every schedule mentioned in this Merger Deed is an integral part of and the content must be considered word by word written in this Merger Deed.

Article 2
Merger Agreement

2.1. -The Surviving Company and the Merged Companies hereby agree to conduct Merger ("Merger Agreement") which will legally take into effect on the Effective Date of Merger, with terms and conditions set out in the Merger Plan and this Merger Deed and with due observance to the provisions of the prevailing laws and regulations of the Republic of Indonesia.

2.2. -In relation to the Merger stipulated in paragraph 2.1 Article 2, on and as of the Effective Date Of Merger:

     2.2.1. -all Assigned Assets and Obligations owned by the Merged Companies on the Effective Date Of Merger will be assigned by law to and become the right/ownership as well as obligation of and will be performed by and on the liability of the Surviving Company;

     2.2.2. -the Merged Companies will be dissolved by law without prior liquidation action;

     2.2.3. -Indosat as the Surviving Company will maintain its existence as a limited liability company and continuing using the name of PT. Indonesian Satellite Corporation Tbk.

2.3. -As the result of the Merger between the Surviving Company and the Merged Companies as described in this Merger Deed, then as of the Effective Date of Merger:

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     2.3.1. -all activities, business operations, assets and liabilities of the
            Merging Companies both in the principal office as well as branch offices located anywhere as long as they are still maintained or not yet closed; as the result of the Merger, are assigned by law to and will be operated/carried out by and on the interest, losses and responsibilities of the Surviving Company;

     2.3.2. -all rights, authorities and obligations of the Merging Companies under any permit, approval, agreement, action or occurrence which have already been existed, made, conducted or occurred on or before the Effective Date of Merger, including (but not limited to) all and every legal relationship between the Merging Companies and third parties are assigned by law to and will be performed or carried out by and on the profits or losses as well as responsibilities of the Surviving Company;

     2.3.3. -Permanent employees of the Merging Companies who do not approve the Merger has been given the opportunity to join the PPDS Transformasi. Such employees shall be given compensation in accordance with the formula regarding PPDS Transformasi of each of the Merging Companies.

Article 3
Actions Prior to Date of Merger

3.1. -Agreement with Creditors

     -In accordance with the relevant agreement with the creditors, the Merger has been approved by and/or notified to the creditors of each Merging Companies and the Merger Plan has been delivered to the creditors of each Merging Companies in accordance with the provision of Article 33 of Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight) i.e. no later than 30 (thirty) days prior to the summon of the General Meeting of Shareholders and no creditor has any objection to the Merger Plan.

3.2. -Employees

     -In accordance with the provision of Article 12 of Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight), the Board of Directors of each Merging Companies have notified in writing the Merger Plan to their employees.

3.3. -Announcement

     -In accordance with the provision of Article 12 of Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight), the Board of Directors of each Merging Company have jointly announced the summary of the Merger Plan in 2 (two) national daily

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     newspapers in the Indonesian language and 1 (one) national daily newspaper in the English language with a broad circulation in Indonesia on ____________ 2003 (two thousand three).

3.4. -Notification to SEC

     -The Surviving Company has notified the Merger Plan to the SEC on _____________ two thousand three (__-__-2003) in accordance with the prevailing provisions at the SEC.

3.5. -Statement of Effectiveness

     -The Surviving Company has obtained the Statement of Effectiveness from Bapepam.

3.6. -Minister of Communications Approval

     -The Surviving Company has obtained the Minister of Communications
     Approval.

3.7. -BKPM Approval

     -The Surviving Company has obtained the BKPM Approval.

3.8. -Approvals of Shareholders

     -The General Meeting of Shareholders of each Merging Companies has approved the Merger Plan and approved the resolution to conduct the Merger of the Merging Companies, as provided in my deed, Notary dated ___________ two thousand three (__-__-2003) each with number ____, ____, ____ and ____.

Article 4
Capitalization of the Surviving Company

-In relation to and considering that in the execution of the Merger between the Surviving Company and the Merged Companies, there will be no issuance of new shares, the capitalization structure of Indosat before and after the Effective Date of Merger is the same and remains as follows:

-Authorised Capital          :  Rp. 2,000,000,000,000,-
                                -(two trillion Rupiah).
-Issued and Paid-up Capital  :  Rp. 517,750,000,000,-
                                -(five hundred seventeen billion seven hundred fifty million Rupiah)

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Article 5
Directors and Commissioners of the Surviving Company

-The entire members of the Board of Directors and Board of Commissioners of the Surviving Company as determined in the Annual General Meeting of Shareholders of Indosat held on twenty eight June two thousand three (28-6-2003) as set forth in Deed No. 34 dated sixteenth July two thousand three (16-7-2003) drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, who are incumbent on the Effective Date of Merger will continue to hold their offices with the following composition, subject to changes as may be resolved by a general meeting of shareholders:

         -Board of Commissioners

         -President Commissioner    :  Peter Seah Lim Kuat
         -Commissioner              :  Lee Theng Kiat
         -Commissioner              :  Sio Tat Hiang
         -Commissioner              :  Sum Soon Lim
         -Commissioner              :  Roes Aryawidjaya
         -Commissioner              :  Umar Rusdi
         -Independent Commissioner  :  Achmad Rivai
         -Independent Commissioner  :  Soebagijo Soemodihardjo
         -Independent Commissioner  :  Lim Ah Doo

         -Directors

         -President Director        :  Widya Purnama
         -Vice President Director   :  Ng Eng Ho
         -Director                  :  Wahyu Wijayadi
         -Director                  :  Wityasmoro Sih Handayanto
         -Director                  :  Hasnul Suhaimi
         -Director                  :  Sutrisman
         -Director                  :  Nicholas Tan Kok Peng

Article 6
The Effectiveness of Merger

-In accordance with paragraph 3 Article 14 of Government Regulation Number 27 year 1998 (one thousand nine hundred ninety eight), considering that this Merger is conducted without any amendments to the articles of association of the Surviving Company in relation to the Merger, then this Merger shall take into effect as of the date of signing of this Merger Deed ("Effective Date of Merger")

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-By the effectiveness of Merger, each Merged Companies is dissolved since that time and the shares in the capital of each Merged Companies must be withdrawn.

-On and as of the Effective Date of Merger, the stipulation in paragraph 2.2 of
Article 2 of this Merger Deed will take into effect as a matter of law without any necessary actions, both by the Surviving Company as well as the Merged Companies.

Article 7
Realization of Merger

7.1. -Immediately after this Merger Deed is executed, the Surviving Company will perform these following actions:

     -No later than 1 (one) Working Day after the execution of this Merger Deed, send a written notification regarding the effectiveness of Merger as constituted in this Merger Deed to:

     a. -every former member of Board of Directors and Board of Commissioners of the Merged Companies;
     b.   -Bapepam;
     c.   -Stock Exchange;
     d.   -every other party deemed necessary by the Surviving Company;

     -Specifically to the former members of Board of Directors and Board of Commissioners the notification shall be accompanied by an explanation that as of the Effective Date of Merger, the Merged Companies shall be dissolved, therefore each of the former members of Board of Directors and Board of Commissioners of the Merged Companies no longer holds its previous office.

7.2. -No later than 14 (fourteen) days as of the Effective Date of Merger, notify the Minister of Justice and Human Rights regarding the execution of this Merger Deed and the effectiveness of Merger as contained in this Merger Deed.

7.3. -No later than 30 (thirty) days as of the Date of Merger, announce the effectiveness of Merger as contained in this Merger Deed in 2 (two) daily national newspapers in the Indonesian language and 1 (one) daily national newspaper in the English language having broad circulation.

7.4. -No later than 1 (one) business day after the effectiveness of the Merger has been notified to the Bapepam, and the Stock Exchange in Indonesia, it shall be disclosed to the SEC.

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Article 8
Representation and Warranty of Surviving Company

-In relation to the making of this Merger Deed, the Surviving Company represents and warrants to the Merged Companies as follows:

8.1. -on the date of this Merger Deed, information regarding deed of establishment, articles of association, share capital structure, shareholders, members of Board of Commissioners and Board of Directors of the Surviving Company as described in this Merger Deed and the Merger Plan are accurate and in accordance with the actual facts;

8.2. -all and every actions required by the articles of association of the Surviving Company as well as the prevailing laws and regulations to make, sign, and implement this Merger Deed have been and will be fulfilled or performed;

8.3. -this Merger Deed is legal, valid and binding to the Surviving Company and constitutes valid legal obligations to the Surviving Company in accordance with the terms and conditions in this Merger Deed;

8.4. -to perform and execute the Merger with the Merged Companies, the Surviving Company needs no permit or approval from any authorised institution located anywhere, except to obtain (i) Statement of Effectiveness from Bapepam,
     (ii) the Minister of Communications Approval and (iii) BKPM Approval, which permits have been obtained;

8.5. -the Surviving Company is a limited liability company which has been legally established and all resolutions legally resolved in the General Meeting of Shareholders of the Surviving Company are valid and binding to the Surviving Company and every shareholders.

Article 9
Representation and Warranty of the Merged Companies

-In relation to the making of this Merger Deed, each Merged Companies for itself represents and warrants to the Surviving Company as follows:

9.1. -on the date of this Merger Deed, information regarding deed of establishment, articles of association, share capital structure, shareholders, members of Board of Commissioners and Board of Directors of the Merged Companies as described in this Merger Deed are accurate and in accordance with the actual facts;

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9.2.  -all and every actions required by the articles of association of each
      Merged Company and prevailing laws and regulations to make, sign, and implement this Merger Deed have been fulfilled and performed;

9.3. -this Merger Deed is legal, valid and binding to the Merged Companies and constitutes valid legal obligations to each Merged Companies, in accordance with the terms and conditions in this Merger Deed;

9.4. -to perform and execute the Merger with the Surviving Company, the Merged Companies need no permit or approval from any authorised institution located anywhere, except to obtain the BKPM Approval, which permit has been obtained;

9.5. -each General Meeting of Shareholders of the Merged Companies is legal and all resolutions adopted in the General Meeting of Shareholders of the Merged Companies shall be valid and binding to each Merged Companies as well as every shareholders of the Merged Companies.

Article 10
Miscellaneous Provisions

10.1. -Notification

      10.1.1. Every notification needed to be sent in relation to this Merger Deed from one party to the other party must be made in writing in Indonesian language and directly self-delivered by registered mail, facsimile, telex or telegraph to the following addresses:

              a.  -PT. Indonesian Satellite Corporation Tbk.
                  -Attention: Board of Directors
                  -Jalan Medan Merdeka Barat No. 21
                  -
                  - -Jakarta Pusat 10110

              b.  -PT. Satelit Palapa Indonesia
                  -Attention: Board of Directors
                  -Jalan Daan Mogot Km.11-Jakarta Barat 11710

              c.  -PT. Indosat Multi Media Mobile
                  -Attention: Board of Directors
                  -BDN Tower, 22/nd/ Floor
                  -Jalan M.H. Thamrin No. 5
                  - Jakarta Pusat 10340

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              d.  -PT. Bimagraha Telekomindo
                  -Attention: Board of Directors
                  -Jalan Medan Merdeka Barat No. 21
                  - Jakarta Pusat 10110

              -Every notification from one party to other party which is verbally conveyed or via telephone or facsimile or telex must be confirmed by written notification by mail no later than 2 (two) days after the notification which was verbally conveyed or via telephone or facsimile or telex;

      10.1.2. -If there is a change of address, the relevant party must notify the other party in writing regarding the change no later than 14 (fourteen) days before the execution of the relevant change of address. As long as the notification regarding the change has not yet been received by the other party, the notification by one party to the other party will be conducted and considered delivered to as well as properly received by the relevant party on the address written down in this Merger Deed;

      10.1.3. -The date of receipt of a notification is:

              a. -the date of receipt of the notification, if directly conveyed;
              b. -the date of the seventh calendar day as of the date of delivery of the notification letter to the post office, if the notification is sent by registered mail;
              c. -the date of the third calendar day as of the date of dispatch, if the notification is sent by telegraph;
              d. -the date of dispatch, if the notification is sent by facsimile or telex.

10.2. -Official Language of Agreement

      -This Merger Deed is made in the Indonesian Language and every interpretation to this Merger Deed may only be conducted to the agreement which is made in the Indonesian Language.

10.3. -Supplement and Amendment

      -This Merger Deed may only be supplemented or amended by approval of the parties in this Merger Deed in notarial form.

      -If supplement or amendment to this Merger Deed is necessary, the supplement or amendment must be jointly discussed and approved by the parties and the supplement or amendment written down in a notarial deed in a supplement or amendment agreement to this Merger Deed.

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10.4. -Sole Agreement

      -This Merger Deed and the Merger Plan constitutes an integral unit and sole arrangement with respect to the Merger between the Surviving Company and the Merged Companies which are valid for and binding to the parties in this Merger Deed.

10.5. -Severability

      -If a term or condition in this Merger Deed, based on the provisions of the prevailing laws or a court order, is declared invalid, illegal or not feasible, under no condition will the matter affect or reduce the validity, legality and implementation of other terms and conditions in this Merger Deed, the other terms and conditions will remain legally valid and binding to the parties under this Merger Deed.

      -Immediately after one of the parties is of the knowledge that a provision in this Merger Deed becomes invalid, illegal or not feasible, the parties in this Merger Deed must replace such provision by another provision which is legal and substantively be the closest to the purpose and objective of the replaced provision.

10.6. -Delay to Perform Right

      -Every delay or negligence of one of the parties to or in performing one or a part of its rights and authorities stated in this Merger Deed, shall not be deemed or is not a waiver from such rights and authorities, or other rights and authorities stated in this Merger Deed.

10.7. -Confidentiality

      -In order to execute this Merger Deed, each Merging Companies explicitly covenants and binds itself to each other not to conduct these following actions:

      10.7.1. -convey or notify to other party, unless as required by the provisions of prevailing regulations or to experts or professionals who provides and gives its services to and for the interests of the Surviving Company or the Merged Companies in order to make or execute this Merger Deed or agreement or document made based on this Merger Deed; or

      10.7.2. -misuse or use for other interests other than for and in the framework of Merger as described in this Merger Deed;

      -all information, materials, documents and or explanations whether obtained verbally as well as in writing, regarding everything related to each organizational structure or condition

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      (including business or financial condition), which are obtained by the
      Surviving Company or the Merged Companies, both directly as well as indirectly from other party in the Merger or from the expertise or professionals whose services utilised by the Surviving Company or the Merged Companies in order to make or execute the Merger Deed or from any party.

      -Excluded from the above mentioned provision are materials, information or documents regarding a party in this Merger Deed which have been or become known by the general public or community:

      a.   -out of the fault or capacity of each party in this Merger Deed; or
      b.   -jointly announced by the Merging Companies; or
      c. -as the result from or in relation to the implementation of the prevailing laws and regulations.

      -In relation to the above mentioned matter, the Merging Companies will not duplicate or disseminate by any ways, the materials or documents or information mentioned above to unentitlted or unauthorised third party without joint written permit from all parties in this Merger Deed.

10.8. -Power to Notify and Register the Assignment of Right

      -With the effectiveness of the Merger, the Surviving Company is fully empowered and authorised to:

      a. -carry out and perform any form of action or conduct to notify to, or obtain acknowledgment from any party which may be determined by the Surviving Company regarding the assignment of right by law of the Assigned Assets and Obligations from the Merged Companies to the Surviving Company based on the Merger as contained in this Merger Deed.

      b. -represent and act for and on behalf of the Merged Companies anywhere and before anyone, or any authorised official, entity and institution, in fulfilling, signing and submitting as well as transferring all and every deeds, agreements or documents in any forms to and in order to register the assignment of rights over the assets in any forms owned or registered under the name of the Merged Companies of the Assigned Assets and Obligations to become under the name of the Surviving Company.

      c. -carry out and perform all and every actions which are obliged or deemed necessary to be carried out by the Surviving Company (i) to and in order to conduct and perform the right, authority and obligation of the Merged Companies in any form and under any name which can or must be conducted by the Merged Companies in or based on

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          any agreement or occurrence, or (ii) in general to and in order to carry out and execute the Merger agreed in this Merger Deed.

      -To the above mentioned matter, the Surviving Company to appear before any institution, official, entity, individual or party anywhere, make, sign and hand over any forms of deeds, documents, forms or letters, negotiate, make and sign agreement on or related to everything described in the above points (a), (b) and/or (c), provide information, in brief carry out and perform any action and conduct which are obliged or deemed necessary to be conducted to and in order to carry out and perform the action and conduct which are granted the power to be carried out and performed in accordance with the provision of this paragraph 10.8 Article 10, with no exception.

10.9. -Costs and Expenses of Merger

      -All and every cost, expense, wages, tax and tax levied which are obliged and needed to be paid to and in connection with the Merger described in this Merger Deed, among others (but not limited to):

      (a) cost and fee of the professionals who provide their services in connection with the Merger, including fees for legal counsel, financial manager and consultant;
      (b) fee and honorarium of Notary, to prepare and make this Merger Deed, other related deeds, minutes of meeting, letter or document regarding or related to Merger;
      (c) cost and fee for advertising and printing;

      (d) cost and fee for registration which must be carried out; and

      (e) cost and fee for transportation, communication as well as duplication of documents;

      -all of them shall be the responsibilities and burdens of the Surviving Company.

-Finally, the appearers state that the financing detail of each Merged Companies as of this Merger Deed is signed will be accounted in the financial statement of the Surviving Company.

-For this Merger Deed and all results which may arise as well as the implementation, the parties elect the general and permanent legal domicile in the Registrar of _________ Jakarta District Court in Jakarta.

-From all mentioned above:

                                    THIS DEED

-Is made as minutes and _______________

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